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BIOVAIL CORPORATION

QUARTERLY REPORT

        This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration No. 333-92229) and on Form F-10 (Registration No. 333-14048) of Biovail Corporation.

INDEX

PART I — FINANCIAL INFORMATION

Financial Statements
Consolidated Balance Sheets as at June 30, 2003 and December 31, 2002	1
Consolidated Statements of Income (Loss) for the three months and six months ended June 30, 2003 and 2002	2
Consolidated Statements of Deficit for the three months and six months ended June 30, 2003 and 2002	3
Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and 2002	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Quantitative and Qualitative Disclosure about Market Risk	24

PART II — OTHER INFORMATION

Operational Information	26
Legal Proceedings	26
Material Issued to Shareholders	26
Certifications	26

        All dollar amounts in this report are expressed in U.S. dollars.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words and logos are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Teveten®, Vasotec®, Vaseretic®, Ativan®, Isordil®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™ and Cardisense®.

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BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

	June 30 2003	December 31 2002
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$102,592	$56,080
Accounts receivable	216,438	190,980
Inventories	77,436	53,047
Deposits and prepaid expenses	15,666	21,524

	412,132	321,631
Long-term investments	95,754	79,324
Property, plant and equipment, net	157,409	136,784
Goodwill, net	102,450	102,212
Intangible assets, net	1,144,439	1,080,503
Other assets, net	118,259	113,350

	$2,030,443	$1,833,804

LIABILITIES
Current
Accounts payable	$74,568	$71,641
Accrued liabilities	100,836	95,289
Income taxes payable	42,096	35,691
Deferred revenue	11,321	19,947
Current portion of long-term obligations	92,285	122,590

	321,106	345,158
Deferred revenue	16,200	18,200
Long-term obligations	749,328	624,760

	1,086,634	988,118

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 158,678,917 and 158,120,144 issued and outstanding at June 30, 2003 and December 31, 2002, respectively	1,443,956	1,433,624
Stock options outstanding	4,678	4,856
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Deficit	(518,434)	(580,413)
Accumulated other comprehensive income (loss)	23,597	(2,393)

	943,809	845,686

	$2,030,443	$1,833,804

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
REVENUE
Product sales	$157,730	$157,788	$284,644	$287,642
Research and development	3,673	5,802	6,273	11,515
Co-promotion, royalty and licensing	55,880	21,541	117,756	41,227

	217,283	185,131	408,673	340,384

EXPENSES
Cost of goods sold	11,332	41,291	48,744	77,007
Research and development	21,813	14,453	39,819	24,921
Selling, general and administrative	56,949	38,981	103,106	78,318
Amortization	45,886	14,019	86,407	26,528
Acquired research and development	84,200	—	84,200	—
Settlements	(9,300)	—	(34,055)	—

	210,880	108,744	328,221	206,774

Operating income	6,403	76,387	80,452	133,610
Interest income	1,635	1,047	4,702	2,561
Interest expense	(9,507)	(10,104)	(19,489)	(11,797)
Other income (expense)	6,157	(66)	6,664	(66)

Income before provision for income taxes	4,688	67,264	72,329	124,308
Provision for income taxes	5,700	4,707	10,350	8,700

Net income (loss)	$(1,012)	$62,557	$61,979	$115,608

Earnings (loss) per share
Basic	$(0.01)	$0.42	$0.39	$0.76

Diluted	$(0.01)	$0.39	$0.39	$0.70

Weighted average number of common shares outstanding (000s)
Basic	158,386	149,948	158,291	152,735

Diluted	160,428	161,423	159,960	164,885

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Deficit, beginning of period	$(517,422)	$(436,670)	$(580,413)	$(280,004)
Net income (loss)	(1,012)	62,557	61,979	115,608

	(518,434)	(374,113)	(518,434)	(164,396)
Excess of cost of common shares acquired over the stated capital thereof	—	(148,815)	—	(358,532)

Deficit, end of period	$(518,434)	$(522,928)	$(518,434)	$(522,928)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$61,979	$115,608
Add (deduct) items not involving cash
Depreciation and amortization	94,355	32,025
Amortization of deferred financing costs	1,369	1,160
Amortization of discounts on long-term obligations	3,978	2,074
Compensation cost for employee stock options	999	999
Acquired research and development	84,200	—
Other	(7,842)	—

	239,038	151,866
Net change in non-cash operating items	(64,847)	(25,388)

Cash provided by operating activities	174,191	126,478

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of intangible assets	(196,052)	(383,302)
Additions to property, plant and equipment	(16,572)	(20,436)
Increase in loan receivable	(5,000)	—
Acquisitions of long-term investments	(4,536)	(70,694)
Proceeds on disposal of intangible asset	10,000	—

Cash used in investing activities	(212,160)	(474,432)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	10,332	5,232
Repurchase of common shares	—	(452,001)
Proceeds from the exercise of warrants	—	794
Advances under revolving term credit facility	144,000	34,954
Repayments of other long-term obligations	(70,386)	(24,740)
Issuance of Senior Subordinated Notes, net of financing costs	—	384,280

Cash provided by (used in) financing activities	83,946	(51,481)

Effect of exchange rate changes on cash and cash equivalents	535	49

Increase (decrease) in cash and cash equivalents	46,512	(399,386)
Cash and cash equivalents, beginning of period	56,080	434,891

Cash and cash equivalents, end of period	$102,592	$35,505

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles
(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles. The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2002 annual audited consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  Advertising

  Advertising costs related to new product launches are expensed on the first showing of the products. Deferred advertising costs of $4,055,000 and $8,866,000 were included in deposits and prepaid expenses at June 30, 2003 and December 31, 2002, respectively.

  Stock-based compensation

  Under the provisions of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value-based method had been applied.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly, no compensation expense for stock options granted to employees at fair market value has been included in the determination of net income (loss) in the three month and six month periods ended June 30, 2003 and 2002; however, the Company recorded compensation expense in those periods for stock options granted to the employees of DJ Pharma, Inc. on acquisition. The following table presents the Company's pro forma net income (loss) and earnings (loss) per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Net income (loss) as reported	$(1,012)	$62,557	$61,979	$115,608
Total stock-based compensation expense determined under fair value-based method	4,201	3,627	9,441	6,636

Pro forma net income (loss)	(5,213)	58,930	52,538	108,972

Basic earnings (loss) per share
As reported	$(0.01)	$0.42	$0.39	$0.76
Pro forma	$(0.03)	$0.39	$0.33	$0.71
Diluted earnings (loss) per share
As reported	$(0.01)	$0.39	$0.39	$0.70
Pro forma	$(0.03)	$0.37	$0.33	$0.66

  The fair values of all stock options granted during the three months and six months ended June 30, 2003 and 2002 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Expected option life (years)	3.6	3.9	4.0	3.8
Volatility	46.9%	49.8%	52.3%	46.8%
Risk-free interest rate	3.6%	4.6%	4.0%	4.5%

  The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, the Company does not believe that these models necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

  Recent accounting pronouncements

  In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The provisions of FIN No. 45 are effective for guarantees entered into after December 31, 2002. At June 30, 2003, the Company had no outstanding guarantees.

  In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of a variable interest entity by the primary beneficiary of the entity's expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a variable interest entity that are not the primary beneficiary. FIN No. 46 is effective immediately for variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first interim or annual period beginning after June 15, 2003. The Company is performing a review to determine if it is the primary beneficiary of any variable interest entities. The Company will complete this review in the third quarter of 2003. Provided that the Company is not the primary beneficiary, the maximum exposure to losses related to any entity that may be determined to be a variable interest entity is limited to the carrying amount of the Company's investment in the entity.

  In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect that the initial adoption of SFAS No. 149 will have a material effect on its financial position or results of operations.

  In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for the measurement and classification of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The initial adoption of SFAS No. 150 had no effect on the Company's financial position or results of operations.

3.     ACQUISITIONS

  Cardiovascular products

  In April 2003, Biovail entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition, comprised of $21,210,000 paid on closing and $22,990,000 payable on October 15, 2003. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of the products. Biovail will pay a portion of the development costs and may make aggregate payments of approximately $24,000,000 to Athpharma subject to the attainment of certain milestones. Biovail will also pay Athpharma royalties on the approval and commercialization of each product.

  The cardiovascular products were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each of the cardiovascular products were determined based on the relative risk of achieving each product's estimated cash flows and were in the range of 45% to 70%. The following values were assigned to the cardiovascular products: Bisochron — $21,550,000, Isochron — $13,100,000, Hepacol I — $6,985,000, and Hepacol II — $2,565,000. At the date of acquisition, the cardiovascular products were in various stages of completion, had not reached technological feasibility and had no known alternative future uses. Bisochron and Isochron were both entering Phase III clinical studies, and Hepacol I and Hepacol II were both in pre-clinical phases of development. In addition, none of the cardiovascular products had been submitted for approval by the U.S. Food and Drug Administration ("FDA"). Consequently, there was considerable uncertainty as to the technological feasibility of the cardiovascular products at the date of acquisition. The research being undertaken on the cardiovascular products relates specifically to developing novel formulations of the associated molecules. The Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to the cardiovascular products under development. There is significant technological and regulatory approval risk associated with the cardiovascular products under development. The completion of the cardiovascular products will require significant amounts of future time and effort, as well as additional development costs, which will be incurred by Athpharma and the Company. The Company's share of the aggregate costs to complete the cardiovascular products is estimated to be $20,000,000. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the cardiovascular products under development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. Accordingly, the entire purchase price for the cardiovascular products was allocated to acquired research and development, which was expensed at the date of acquisition.

  Ativan® and Isordil®

  In May 2003, Biovail acquired the U.S. rights to Ativan® (lorazepam), indicated for the management of anxiety disorders, and Isordil® (isosorbide dinitrate), indicated for the prevention of angina pectoris due to coronary artery disease, from Wyeth Pharmaceuticals Inc. ("Wyeth"). Biovail also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® sublingual products to be sold in the United States. Wyeth will manufacture and supply Ativan® and Isordil® to Biovail for three years and will temporarily provide distribution services. Biovail will make two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). Wyeth will also receive royalties on the future sales of any Ativan® line extension products that may be developed and marketed by Biovail, as well as a $20,000,000 milestone payment on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail.

  The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $139,342,000, plus assumed current liabilities and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

  As of June 30, 2003, the purchase price allocation for Ativan® and Isordil® had not been finalized. The Company is in the process of obtaining a third party valuation of the acquired assets and expects to receive the final valuation report during the third quarter of 2003. Accordingly, the following allocation of the purchase price could be subject to adjustment.

  Total consideration was allocated based on the estimated fair values of the acquired assets as follows: (i) acquired research and development — $40,000,000, (ii) trademarks — $106,802,000, (iii) product rights — $15,510,000, and (iv) technology — $1,527,000. The fair values of the acquired assets were determined using an income approach. The discount rates used to present value the estimated cash flows related to each acquired asset were determined based on the relative risk of achieving each asset's estimated cash flows and were in the range of 10.5% to 45%.

  The Ativan® sublingual products under development were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each of the sublingual products were determined based on the relative risk of achieving each product's estimated cash flows and were in the range of 30% to 35%. At the date of acquisition, the development of the sublingual products was not complete, had not reached technological feasibility and had no known alternative future uses. The sublingual products were in pre-clinical phases of development. In addition, none of the sublingual products had been submitted for approval by the FDA. Consequently, there was considerable uncertainty as to the technological feasibility of the sublingual products at the date of acquisition. The research being undertaken on the sublingual products relates specifically to developing novel formulations of the associated molecules. The Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to the sublingual products under development. There is significant technological and regulatory approval risk associated with the sublingual products under development. The completion of the sublingual products will require significant amounts of future time and effort, as well as additional development costs, which will be incurred by the Company. The costs to complete the sublingual products are estimated to be $23,500,000. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the sublingual products under development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. Accordingly, the portion of the purchase price related to the sublingual products under development was allocated to acquired research and development, which was expensed at the date of acquisition.

  The trademarks will be amortized over their estimated useful lives of twenty years. The product rights and technology will be amortized over their estimated useful lives of fifteen years. The estimated weighted average useful life of the trademarks, product rights and technology is approximately nineteen years.

  Omeprazole

  In May 2003, Biovail made an additional payment of $33,000,000 to the prior owners of Pharma Pass LLC ("Pharma Pass") relative to Pharma Pass's participating interest in the gross profit on sales of a bioequivalent version of Prilosec (omeprazole). The additional payment will be amortized using a variable charge method to reflect the pattern in which the economic benefits of the asset are consumed.

4.     ACCOUNTS RECEIVABLE

	June 30 2003	December 31 2002
Trade	$123,363	$141,308
Royalties	45,764	30,104
Other	47,311	19,568

	$216,438	$190,980

5.     INVENTORIES

	June 30 2003	December 31 2002
Raw materials	$34,330	$14,949
Work in process	11,942	11,901
Finished goods	31,164	26,197

	$77,436	$53,047

6.     INTANGIBLE ASSETS

	June 30, 2003		December 31, 2002
	Cost	Accumulated amortization	Cost	Accumulated amortization
Brand names	$703,026	$63,030	$596,223	$47,794
Product rights	612,569	125,513	571,105	55,531
Core technology	20,412	3,025	18,885	2,385

	1,336,007	$191,568	1,186,213	$105,710

less accumulated amortization	191,568		105,710

	$1,144,439		$1,080,503

  Amortization expense amounted to $46,421,000 and $14,289,000 for the three months ended June 30, 2003 and 2002, respectively, and $86,942,000 and $27,066,000 for the six months ended June 30, 2003 and 2002, respectively.

7.     OTHER ASSETS

  Zovirax distribution agreement

  Effective October 1, 2002, the Company amended several terms of the original Zovirax distribution agreement with GlaxoSmithKline plc ("GSK"), including a reduction in the supply price for the product. The Company has been paying the reduced supply price since the effective date; however, the reduced supply price is subject to repayment if Wellbutrin XL (bupropion hydrochloride extended-release tablets) is not approved by the FDA. Accordingly, the Company has been deferring the value of the reduced supply price pending the outcome of the product approval. In June 2003, GSK received an approvable letter relating to Wellbutrin XL, which raised only routine matters. As a result, the Company believes that the likelihood of repaying the reduced supply price is low and, accordingly, the Company has reversed the liability for the deferred value of the reduced supply price. The reversal of the aggregate deferred value of $25,456,000, as of the date of the approvable letter, was recorded as a reduction to the cost of Zovirax sold in the three months ended June 30, 2003.

  Loan receivable

  In June 2003, the Company agreed to increase its total commitment to the secured credit facility established in favour of Reliant Pharmaceuticals, LLC ("Reliant") from $40,000,000 to $70,000,000. At June 30, 2003 and December 31, 2002, the Company had advanced a total of $35,000,000 and $30,000,000, respectively, to Reliant under the credit facility.

8.     LONG-TERM OBLIGATIONS

	June 30 2003	December 31 2002
Senior Subordinated Notes	$400,000	$400,000
Unamortized discount	(2,464)	(2,646)
Fair value adjustment	14,585	15,239

	412,121	412,593
Revolving term credit facility	254,000	110,000
Vasotec® obligation	56,819	67,942
Wellbutrin® obligation	53,730	69,961
Zovirax obligation	41,419	80,656
Ativan® obligation	17,497	—
Deferred compensation	6,027	6,198

	841,613	747,350
Less current portion	92,285	122,590

	$749,328	$624,760

  Interest expense on long-term obligations amounted to $8,870,000 and $9,564,000 for the three months ended June 30, 2003 and 2002, respectively, and $18,154,000 and $10,960,000 for the six months ended June 30, 2003 and 2002, respectively. Interest expense included the amortization of the discounts on long-term obligations of $1,887,000 and $1,381,000 for the three months ended June 30, 2003 and 2002, respectively, and $3,978,000 and $2,074,000 for the six months ended June 30, 2003 and 2002, respectively.

  Revolving term credit facility

  The Company maintains a $600,000,000 revolving term credit facility, which may be used for general corporate purposes, including acquisitions. At June 30, 2003, the Company had advances of $254,000,000 borrowed under the credit facility and a letter of credit of $77,189,000 issued under the credit facility. The letter of credit secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement.

  Ativan® obligation

  The obligation reflects the two remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. The non-interest bearing obligation was discounted based on an imputed interest rate of 3%. The payments of $9,150,000 each are due on May 31, 2004 and May 31, 2005.

  Interest rate swap contracts

  The fair value of the fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swap contracts, which are recorded at fair value in the Company's consolidated balance sheets. In June 2002, the Company entered into three interest rate swaps of aggregate $200,000,000 notional amount, which were designated as a hedge of the Notes. The interest rate swaps involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Net receipts or payments relating to the interest rate swaps are recorded as an adjustment to interest expense.

  Prior to April 1, 2003, the interest rate swaps effectively modified the Company's exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to a floating rate. On June 30, 2003, the Company determined that, effective April 1, 2003, the interest rate swaps no longer qualified as a highly effective hedge and, accordingly, the Company discontinued the application of hedge accounting as of April 1, 2003. As a result, for the period from April 1, 2003 to June 30, 2003, the interest rate swaps continued to be adjusted for changes in their fair values; however, the Notes were not adjusted for the change in their fair value during that period. In addition, the fair value adjustment to the Notes of $15,129,000, as at March 31, 2003, is being accreted to net income (loss) over the remaining term of the Notes.

  At June 30, 2003, the fair values of the interest rate swaps of aggregate $24,657,000 were included in other assets. For the three months and six months ended June 30, 2003, the Company recorded other income of $6,157,000 and $6,664,000, respectively, related to the change in the fair values of the interest rate swaps, as well as the change in the fair value of the Notes recognized prior to the termination of hedge accounting.

9.     COMMON SHARES

  During the six months ended June 30, 2003, the Company issued 558,773 common shares on the exercise of stock options for proceeds of $10,332,000. The number of stock options outstanding at June 30, 2003 and December 31, 2002 were 6,723,876 and 5,924,615, respectively. During the six months ended June 30, 2003, 1,403,177 stock options were granted, 558,773 stock options were exercised and 45,143 stock options were forfeited.

10.   SETTLEMENTS

  Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva Pharmaceuticals USA, Inc. ("Teva"), Mylan Pharmaceuticals Inc. ("Mylan"), Mylan Laboratories Inc.

  In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to bioequivalent versions of Procardia XL ("Nifedical XL") and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised the following amounts: (i) a recovery for the profit lost by the Company on sales of Nifedical XL, (ii) compensation for the value of dated Nifedical XL in inventory, (iii) a reimbursement of legal and other expenses incurred by the Company during the six months ended June 30, 2003, and (iv) interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sub-license to U.S. Patent No. 4,264,446.

  Elan Corporation, plc ("Elan")

  In June 2003, the Company settled with Elan with respect to the termination of its rights to Elan's 30mg and 60mg bioequivalent versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of the products.

  Eli Lilly and Company ("Lilly")

  In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised the following amounts: (i) a recovery of the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written-off by the Company in December 2001, (ii) the recoverable value of the Keftab product right recorded in intangible assets, (iii) compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly, (iv) a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003, and (v) interest.

  Mylan

  In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's breach of contract relating to its failure to supply its bioequivalent version of Verelan ("Verapamil") to the Company. The settlement payment comprised the following amounts: (i) a recovery of the profit lost by the Company on sales of Verapamil, (ii) a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003, and (iii) interest.

  During the six months ended June 30, 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company's lost profits on sales of Nifedical XL, Keftab and Verapamil, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. The Company recorded a $3,500,000 increase in its provision for income taxes related to those items. In addition, the Company recorded a $14,554,000 reduction in assets related to the recoverable value of the Keftab product right and the long-term receivable from Lilly.

11.   EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share were computed as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Net income (loss)	$(1,012)	$62,557	$61,979	$115,608

Basic weighted average number of common shares outstanding (000s)	158,386	149,948	158,291	152,735
Dilutive effect of stock options (000s)	2,042	3,152	1,669	3,522
Dilutive effect of warrants (000s)	—	8,323	—	8,628

Diluted weighted average number of common shares outstanding (000s)	160,428	161,423	159,960	164,885

Basic earnings (loss) per share	$(0.01)	$0.42	$0.39	$0.76
Diluted earnings (loss) per share	$(0.01)	$0.39	$0.39	$0.70

  For the three months ended June 30, 2003, all stock options were excluded from the calculation of diluted loss per share because the effect would have been anti-dilutive.

12.   COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Net income (loss)	$(1,012)	$62,557	$61,979	$115,608

Other comprehensive income (loss)
Foreign currency translation adjustment	8,469	1,680	14,679	1,572
Unrealized holding gain (loss) on long-term investments	10,590	(571)	11,311	(571)

Other comprehensive income	19,059	1,109	25,990	1,001

Comprehensive income	$18,047	$63,666	$87,969	$116,609

13.   CASH FLOW INFORMATION

  Net change in non-cash operating items

	Six Months Ended June 30
	2003	2002
Accounts receivable	$(20,171)	$(42,443)
Inventories	(23,833)	(10,968)
Deposits and prepaid expenses	4,554	(341)
Accounts payable and accrued liabilities	(21,322)	31,568
Income taxes payable	6,551	7,194
Deferred revenue	(10,626)	(10,398)

	$(64,847)	$(25,388)

  Non-cash investing and financing activities

  For the six months ended June 30, 2003, non-cash investing and financing activities included a $22,990,000 payable related to the acquisition of the Athpharma cardiovascular products and a $17,497,000 discounted long-term obligation related to the acquisition of Ativan® and Isordil®.

14.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings, which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of an Abbreviated New Drug Application ("ANDA"). The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and other types of claims in which we routinely become involved but which individually and collectively are not material.

  At different times in the early part of 1998 the Company was sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer, upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions made the usual, technical claims of infringement. We had denied the allegations and had pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

  On April 23, 1998, the Company filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail had also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with the Company's prospective economic advantage. This action was stayed until the conclusion of the patent infringement suits.

  In February, 2001, the Company had commenced an action against Mylan and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of the Company's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleged that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations.

  An overall Settlement Agreement dated June 30th, 2003 was executed between Biovail, Pfizer, Bayer, Teva and Mylan serving to dismiss all pending actions, including the ones referenced above, relating to the Nifedipine product line. The terms of the Settlement grant the Company a non-exclusive sub-license to the U.S. Patent No. 4,264,446 and a reimbursement, from Pfizer, of legal costs and damages.

  On January 4, 2002 a Plaintiff commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Dura-Vent, a product containing Phenylpropanolamine ("PPA") and formerly marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended. This action has been currently stayed pending the outcome of a larger class of PPA actions.

  Several class action complaints have been filed against the Company in which these Plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac®. The Company has filed an Answer denying any impropriety or illegality. The Company believes that the complaints are totally without merit and that its actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA since a generic version of Tiazac® did not receive FDA approval for a long period of time following the removal of all legal or regulatory impediments by the Company. Indeed, that product's failure to receive timely approval was due to its own scientific issues unrelated to any regulatory action taken by the Company. The Company will vigorously defend these actions. One such action has been voluntarily discontinued.

  Several consumer class action suits have been commenced jointly against Biovail and Elan and against Teva relating to an agreement between a Biovail subsidiary and Elan for Biovail's in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the Federal Trade Commission. Biovail will vigorously defend these suits in due course. Biovail believes these suits are without merit since the delay in the marketing or out-licensing of the Adalat CC product was due to manufacturing difficulties the Company encountered relating its Adalat CC product and not because of any improper activity on its part.

  RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in October 2001 in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by the Company as part of the Cardizem® family of products acquisition. Biovail has determined that Torpharm's ANDA infringes its patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

  A Certificate of Non-Infringement was served by Torpharm on the Company in July 2002 in respect of Torpharm's filed ANDA for a generic version of Tiazac® as marketed in the United States. Biovail has made a determination that Torpharm's formulation infringes its Tiazac® patents and has therefore instituted a patent infringement suit against Torpharm, pursuant to the provisions of the Hatch-Waxman Act. As a result of Biovail's suit, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court order of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  On November 22, 2002, the Company filed an action against Verum Pharmaceuticals Inc. ("Verum"), and a number of its officers and employees seeking injunctive relief and damages to enjoin these Defendants from illegally and unfairly competing with Biovail in violation of the Computer Fraud and Abuse Act, 18 U.S.C. § 1030, and Defendants' contractual, statutory and common law obligations. On June 25, 2003, the Fourth Circuit Court of Appeals stayed enforcement of portions of a preliminary injunction originally granted to the Company on February 14, 2003. The Company intends to pursue its action for damages against Verum and the remaining personal Defendants.

  Glaxo Group Limited and the Company entered into a Rights Agreement, dated December 1, 2002, wherein the Company acquired the exclusive marketing rights to Zyban® and Wellbutrin® SR in Canada. Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, Novopharm has alleged to Health Canada that Canadian Patent Nos. 1,321,754, 2,142,320 and 2,168,364 are invalid, and alternatively, that they would not be infringed by the sale in Canada of Novopharm's generic version of Wellbutrin® SR. Novopharm served a Notice of Allegation on GlaxoSmithKline Inc. ("Glaxo") on February 18, 2003. The Company has the exclusive right to institute, and have carriage of, patent infringement proceedings and has determined that it will pursue a Notice of Application proceeding against Novopharm. Until the legal proceedings are concluded, or until the expiry of 24 months after March 31, 2003, the date of the Notice, whichever is earlier, no Notice of Compliance will be issued to Novopharm.

  A Certificate of Non-Infringement was served by KV Pharmaceutical Company ("KV") on the Company in March 2003, in respect of KV's filed ANDA for a generic version of Tiazac® 420 mg, exclusively, as marketed in the United States. The Company has determined that KV's formulation infringes the Tiazac® patent and a patent infringement suit has been commenced pursuant to the provisions of the Hatch-Waxman Act. The effect of this legal action is that KV's formulation cannot receive FDA's approval until the earlier of 30 months and a final decision of non-infringement or invalidity.

  On April 29, 2003, Jerry I. Treppel commenced an action naming as Defendants the Company, Eugene Melnyk, Kenneth Cancellara (as officers of the Company), Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities. The Company and the personal Defendants are currently being served with the Complaint. The Company plans to defend the action vigorously as it believes it is without merit.

  The Company has received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General ("OIG") of Health and Human Services that a preliminary administrative inquiry has been initiated into the Company's clinical experience and marketing programs related to Cardizem® LA. The Company is providing the government its full cooperation in this investigation. After initial consultation with its external legal counsel, the Company believes that its programs are fully compliant with the OIG Guidelines.

15.   SEGMENTED INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

16.   SUBSEQUENT EVENTS

  In July 2003, a subsidiary of Biovail (BLI Pharmaceutical Developments Ltd. or "BNC") and Pharma Pass II, LLC ("PPII") established a limited liability company ("BNC-PHARMAPASS, LLC") to develop super-bioavailable ("SBA") formulations of Coreg, Flomax and Teveten® (collectively, the "SBA Products"). Coreg (carvedilol) is a beta-blocker indicated for the treatment of congestive heart failure and Flomax (tamsulosin) is indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, LLC, PPII contributed all of its intellectual property relating to the SBA Products for a 51% interest in the company and BNC contributed cash in the amount of $30,060,000 for a 49% interest in the company. BNC has an option to acquire PPII's interest in BNC-PHARMAPASS, LLC including all of PPII's intellectual property rights to the SBA Products for cash consideration plus a royalty on the net sales of the SBA Products.

  On August 28, 2003, the Company's marketing partner, GSK, received FDA approval for Wellbutrin XL.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with U.S. generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

RESULTS OF OPERATIONS

        Total revenue in the second quarter of 2003 was $217.3 million, an increase of $32.2 million or 17% from $185.1 million in the second quarter of 2002. Net loss in the second quarter of 2003 was $1.0 million, or diluted loss per share of $0.01, compared to net income of $62.6 million, or diluted earnings per share of $0.39, in the second quarter of 2002.

        Total revenue in the first half of 2003 was $408.7 million, an increase of $68.3 million or 20% from $340.4 million in the first half of 2002. Net income in the first half of 2003 was $62.0 million, or diluted earnings per share of $0.39, compared to net income of $115.6 million, or diluted earnings per share of $0.70, in the first half of 2002.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, the co-promotion of pharmaceutical products, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for distribution by our licensees and through direct marketing to physicians in the United States and Canada of proprietary and in-licensed products. Research and development revenue relates to product development activities in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are earned on the sales of co-promoted products developed by other companies. Royalties primarily arise on the sales of products we developed or acquired and from our interests in certain licensed products. License fees are derived from the license of our technologies or product rights.

        The following table displays, for each period indicated, the dollar amount of each source of revenue and the total, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

	Three Months Ended June 30				Six Months Ended June 30
[In 000s]	2003	2002	Percentage Change		2003	2002	Percentage Change
Product sales	$157,730	$157,788	—%		$284,644	$287,642	(1%	)
Research and development	3,673	5,802	(37%	)	6,273	11,515	(46%	)
Co-promotion, royalty and licensing	55,880	21,541	159%		117,756	41,227	186%

	$217,283	$185,131	17%		$408,673	$340,384	20%

Product sales

        Product sales were $157.7 million in the second quarter of 2003 compared to $157.8 million in the second quarter of 2002. Product sales were $284.6 million in the first half of 2003 compared to $287.6 million in the first half of 2002.

        In February 2003, we received U.S. Food and Drug Administration ("FDA") approvals for Teveten® HCT and Cardizem® LA, each indicated for the treatment of hypertension. We began to actively promote Teveten® HCT and Cardizem® LA in March 2003 and April 2003, respectively, in collaboration with our co-promotion partner Reliant Pharmaceuticals, LLC ("Reliant"). In addition to Teveten® HCT and Cardizem® LA, our U.S. sales organization and Reliant are co-promoting our Zovirax and Teveten® products in the United States.

        In May 2003, we acquired the U.S. rights to Ativan® (lorazepam), indicated for the management of anxiety disorders, and Isordil® (isosorbide dinitrate), indicated for the prevention of angina pectoris due to coronary artery disease, from Wyeth Pharmaceuticals Inc. ("Wyeth").

        In June 2003, the FDA issued an approvable letter for Wellbutrin XL (bupropion hydrochloride extended-release tablets) for the treatment of depression. We expected to receive final approval for Wellbutrin XL in the third quarter of 2003 and, accordingly, in the second quarter of 2003 we began to manufacture and supply Wellbutrin XL to our marketing partner, GlaxoSmithKline plc ("GSK"). On August 28, 2003, GSK received FDA approval for Wellbutrin XL.

        The added contribution from the aforementioned products, as well as from Wellbutrin® SR and Zyban® in Canada, was offset by a decline in sales of Cardizem® CD, Tiazac® in the United States, and our bioequivalent products. Sales of Cardizem® CD were impacted by a backlog in the supply of the product from the manufacturer, Aventis Pharmaceuticals, Inc. Sales of Tiazac® in the United States were impacted by the introduction of a bioequivalent version of the product by Andrx Corporation ("Andrx"). We have launched our own bioequivalent version of Tiazac® through our marketing partner, Forest Laboratories Inc., to compete with Andrx's product. In addition, we are entitled to receive a royalty from Andrx based on the net sales of its product. Sales of bioequivalent products were below our expectations and we are working with our marketing partner, Teva Pharmaceuticals USA, Inc. ("Teva"), to address the reasons for the decline. As a result, for the balance of 2003 we anticipate that sales of our bioequivalent products and total product sales will be approximately $20 million to $30 million below our previous expectations.

        In July 2003, we launched Zovirax Cream, indicated for the treatment of cold sores.

Research and development

        Research and development activities generated revenue of $3.7 million in the second quarter of 2003 compared to $5.8 million in the second quarter of 2002, a decrease of $2.1 million or 37%. Research and development activities generated revenue of $6.3 million in the first half of 2003 compared to $11.5 million in the first half of 2002, a decrease of $5.2 million or 46%.

        In the second quarter and first half of 2002, research and development revenue included revenue associated with the development of Wellbutrin XL in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $55.9 million in the second quarter of 2003 compared to $21.5 million in the second quarter of 2002, an increase of $34.4 million or 159%. Co-promotion, royalty and licensing activities generated revenue of $117.8 million in the first half of 2003 compared to $41.2 million in the first half of 2002, an increase of $76.6 million or 186%.

        In the first quarter of 2003, we concluded our co-promotion of Wellbutrin SR in the United States and we earned the final quarterly increment of $10 million from GSK. In the second quarter and first half of 2002, we earned $10 million and $20 million, respectively, related to the co-promotion of Wellbutrin SR. Our remaining co-promotion revenue was related to the co-promotion of H. Lundbeck A/S' Celexa in Canada.

        Royalty revenue increased in the second quarter and first half of 2003 compared to the corresponding periods of 2002 due to the added contribution from our participating interest in the gross profit on sales by a third party of a bioequivalent version of Prilosec (omeprazole). In May 2003, we made an additional payment relative to the interest in omeprazole. Third party sales of omeprazole are exceeding our previous expectations. As a result, for the balance of 2003 we anticipate that our co-promotion, royalty and licensing revenue will be approximately $20 million above our previous expectations.

OPERATING EXPENSES

        The following table displays, for each period indicated, the dollar amount of each operating expense item and the total, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

	Three Months Ended June 30				Six Months Ended June 30
[In 000s]	2003	2002	Percentage Change		2003	2002	Percentage Change
Cost of goods sold	$11,332	$41,291	(73%	)	$48,744	$77,007	(37%	)
Research and development	21,813	14,453	51%		39,819	24,921	60%
Selling, general and administrative	56,949	38,981	46%		103,106	78,318	32%
Amortization	45,886	14,019	227%		86,407	26,528	226%
Acquired research and development	84,200	—	—%		84,200	—	—%
Settlements	(9,300)	—	—%		(34,055)	—	—%

	$210,880	$108,744	94%		$328,221	$206,774	59%

Cost of goods sold and gross margins

        Cost of goods sold was $11.3 million in the second quarter of 2003 compared to $41.3 million in the second quarter of 2002, a decrease of $30.0 million or 73%. Cost of goods sold was $48.7 million in the first half of 2003 compared to $77.0 million in the first half of 2002, a decrease of $28.3 million or 37%. Gross margins based on product sales were 93% and 83% in the second quarter and first half of 2003, respectively, compared to 74% and 73% in the second quarter and first half of 2002, respectively.

        The decreases in cost of goods sold, and the related increases in the gross margins, in the second quarter and first half of 2003 compared to the corresponding periods of 2002 were mainly related to Zovirax. Effective October 1, 2002, we amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for the product. We have been paying the reduced supply price since the effective date; however, the reduced supply price is subject to repayment if Wellbutrin XL is not approved by the FDA. Accordingly, we have been deferring the value of the reduced supply price pending the outcome of the product approval. In June 2003, GSK received an approvable letter relating to Wellbutrin XL, which raised only routine matters. As a result, we believe that the likelihood of repaying the reduced supply price is low and, accordingly, we have reversed the liability for the deferred value of the reduced supply price. The reversal of the aggregate deferred value of $25.5 million, as of the date of the approvable letter, was recorded as a reduction to the cost of Zovirax sold in the second quarter of 2003.

Research and development

        Research and development expenses were $21.8 million in the second quarter of 2003 compared to $14.5 million in the second quarter of 2002, an increase of $7.3 million or 51%. As a percentage of total revenue, research and development expenses were 10% in the second quarter of 2003 compared to 8% in the second quarter of 2002. Research and development expenses were $39.8 million in the first half of 2003 compared to $24.9 million in the first half of 2002, an increase of $14.9 million or 60%. As a percentage of total revenue, research and development expenses were 10% in the first half of 2003 compared to 7% in the first half of 2002.

        Research and development expenses reflect direct spending on the development of products utilizing advanced oral drug delivery technologies. In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. Those third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development.

        The increase in research and development expenses in the second quarter and first half of 2003 compared to the corresponding periods of 2002 reflected an increase in clinical activity to support the June 2003 submission of a supplemental New Drug Application ("NDA") for an angina indication for Cardizem® LA, as well as to support the upcoming NDA submissions for our once-daily formulations of tramadol, for the signs and symptoms of osteoarthritis, and metformin, for the treatment of Type II diabetes. Additional products under development in the second quarter and first half of 2003 compared to the corresponding periods of 2002 include clinically enhanced versions of venlafaxine, fenofibrate, acyclovir, simvastatin, sumatriptan and lorazepam, as well as four cardiovascular products being developed by us in collaboration with Athpharma Limited ("Athpharma"). In addition, research and development expenses in the second quarter of 2003 included the costs associated with a clinical experience program designed to evaluate the use of Cardizem® LA in a clinical practice setting.

Selling, general and administrative

        Selling, general and administrative expenses were $56.9 million in the second quarter of 2003 compared to $39.0 million in the second quarter of 2002, an increase of $17.9 million or 46%. As a percentage of total revenue, selling, general and administrative expenses were 26% in the second quarter of 2003 compared to 21% in the second quarter of 2002. Selling, general and administrative expenses were $103.1 million in the first half of 2003 compared to $78.3 million in the first half of 2002, an increase of $24.8 million or 32%. As a percentage of total revenue, selling, general and administrative expenses were 25% in the first half of 2003 compared to 23% in the first half of 2002.

        The increases in selling, general and administrative expenses in the second quarter and first half of 2003 compared to the corresponding periods of 2002 reflected an increase in costs associated with our expanded U.S. sales organization, as well as increases in advertising and promotion expenses and co-promotion fees payable to Reliant. In the second quarter of 2003, all previously deferred advertising costs related to Cardizem® LA were expensed on the launch of the product. Advertising costs related to Teveten® and Teveten® HCT were recorded net of a $6 million and $8.5 million marketing allowance paid by Solvay Pharmaceuticals Marketing & Licensing AG in the second quarter and first half of 2003, respectively. Effective April 1, 2003, we amended certain terms of our co-promotion agreement with Reliant such that Reliant is responsible for its pro-rata share of the advertising and promotion costs incurred during 2003 related to the co-promoted products. As a result, we are able to increase the level of spending on advertising and promotion related to the co-promoted products during 2003. The terms of the amended co-promotion agreement also increased Reliant's interest in the net sales of the co-promoted products.

Amortization

        Amortization expense was $45.9 million in the second quarter of 2003 compared to $14.0 million in the second quarter of 2002, an increase of $31.9 million or 227%. Amortization expense was $86.4 million in the first half of 2003 compared to $26.5 million in the first half of 2002, an increase of $59.9 million or 226%. As a percentage of total revenue, amortization expense was 21% in both the second quarter and first half of 2003 compared to 8% in both the second quarter and first half of 2002.

        The increases in amortization expense in the second quarter and first half of 2003 compared to the corresponding periods of 2002 primarily reflected the incremental amortization of the interest in omeprazole, as well as the incremental amortization associated with other acquired intangible assets.

Acquired research and development

        In April 2003, we entered into an agreement with Athpharma to acquire four cardiovascular products under development for $44.2 million. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver- selective statin formulations for the treatment of high cholesterol.

        In May 2003, in connection with our acquisition of Ativan® and Isordil®, we also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® sublingual products to be sold in the United States. The purchase price for Ativan® and Isordil® included $40 million allocated to the Ativan® sublingual products under development. As of August 29, 2003, the purchase price allocation for Ativan® and Isordil® has not been finalized. We are in the process of obtaining a third party valuation of the acquired assets and expect to receive the final valuation report during the third quarter of 2003. Accordingly, the preceding purchase price allocated to the sublingual products could be subject to adjustment.

        At the dates of acquisition, the acquired products were in various stages of completion, had not reached technological feasibility and had no known alternative future uses. In addition, none of the acquired products had been submitted for approval by the FDA. Consequently, there was considerable uncertainty as to the technological feasibility of the acquired products at the dates of acquisition. The research being undertaken on the acquired products relates specifically to developing novel formulations of the associated molecules. We do not foresee any alternative future benefit from the acquired research and development other than specifically related to the acquired products under development. There is significant technological and regulatory approval risk associated with the acquired products under development. The completion of the acquired products will require significant amounts of future time and effort, as well as additional development costs, which we will incur. We estimate that our share of the aggregate costs to complete the cardiovascular products will be $20 million and that our costs to complete the sublingual products will be $23.5 million. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the acquired products under development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits unless regulatory approval is obtained. Accordingly, the consideration for the acquired products was allocated to acquired research and development, which was expensed at the dates of acquisition.

Settlements

        In the second quarter of 2003, we negotiated an overall settlement with Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva, Mylan Pharmaceuticals Inc. ("Mylan") and Mylan Laboratories Inc. through which all pending actions relating to bioequivalent versions of Procardia XL ("Nifedical XL") and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. In addition, in the second quarter of 2003, we settled with Elan Corporation, plc ("Elan") with respect to the termination of our rights to Elan's 30 mg and 60 mg bioequivalent versions of Adalat CC. In the first quarter of 2003, we reached settlements with Eli Lilly and Company ("Lilly"), with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan, with respect to Mylan's breach of contract relating to its supply to us of its bioequivalent version of Verelan ("Verapamil").

        During the six months ended June 30, 2003, in relation to the matters described above, we recorded settlement payments of $34.1 million, mainly related to our lost profits on sales of Nifedical XL, Keftab and Verapamil and additional payments of $16.2 million, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. We recorded a $3.5 million increase in our provision for income taxes related to those items. In addition, we recorded a $14.6 million reduction in assets related to the recoverable value of the Keftab product right and the long-term receivable from Lilly.

OPERATING INCOME

        Operating income was $6.4 million in the second quarter of 2003 compared to $76.4 million in the second quarter of 2002, a decrease of $70.0 million or 92%. Operating income was $80.5 million in the first half of 2003 compared to $133.6 million in the first half of 2002, a decrease of $53.1 million or 40%.

        The decreases in operating income in the second quarter and first half of 2003 compared to the corresponding periods of 2002 were mainly due to the charge for acquired research and development in the second quarter of 2003, partly offset by the recognition of the aggregate value of the lower Zovirax supply price and our settlements with Pfizer et al, Lilly and Mylan.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $1.6 million and $4.7 million in the second quarter and first half of 2003, respectively, compared to $1.0 million and $2.6 million in the second quarter and first half of 2002, respectively. Interest income included interest earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities.

        Interest expense was $9.5 million in the second quarter of 2003 compared to $10.1 million in the second quarter of 2002, a decrease of $0.6 million or 6%. Interest expense was $19.5 million in the first half of 2003 compared to $11.8 million in the first half of 2002, an increase of $7.7 million or 65%. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). In June 2002, we entered into three interest rate swap contracts, of aggregate $200 million notional amount, which involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts or payments relating to the interest rate swaps are recorded as an adjustment to interest expense.

Other income and expense

        Prior to April 1, 2003, the interest rate swaps effectively modified our exposure to interest rate fluctuations by converting the interest payable on one-half of our fixed rate Notes to a floating rate. Accordingly, the change in the fair values of the interest rate swaps and the offsetting change in the fair value of the portion of our Notes being hedged were recognized in other income (expense). The net gain or loss recognized prior to April 1, 2003 related to the ineffective portion of the fair value hedge.

        On June 30, 2003, we determined that, effective April 1, 2003, the interest rate swaps no longer qualified as a highly effective hedge and, accordingly, we discontinued the application of hedge accounting as of April 1, 2003. As a result, for the period from April 1, 2003 to June 30, 2003, the change in the fair values of the interest rate swaps were recognized in other income; however, the Notes were not adjusted for the change in their fair value during that period. In the second quarter and first half of 2003, we recorded other income of $6.2 million and $6.7 million, respectively, related to the change in the fair values of the interest rate swaps, as well as the change in the fair value of the Notes recognized prior to the termination of hedge accounting.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $5.7 million and $10.4 million in the second quarter and first half of 2003, respectively, compared to $4.7 million and $8.7 million in the second quarter and first half of 2002, respectively. The low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. In addition, our effective tax rate was affected by the low profitability of our operations in the United States due to the expansion of our sales organization and sales and marketing expenses related to new product launches.

LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2003, we had cash and cash equivalents of $102.6 million compared to cash and cash equivalents of $56.1 million at December 31, 2002. We also maintain a $600 million revolving term credit facility, which may be used for general corporate purposes, including acquisitions. At June 30, 2003, we were in compliance with all financial and non-financial covenants associated with our credit facility. At June 30, 2003, we had advances of $254 million borrowed under our credit facility and we had a letter of credit with a balance of $77.2 million issued under our credit facility. The letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement.

        In the first half of 2003, cash provided by operating activities was $174.2 million comprising net income, after adjustments for items not involving cash, of $239.0 million and net changes in non-cash operating items that used cash of $64.8 million, mainly due to increases in accounts receivable and inventories, and decreases in accounts payable, accrued liabilities and deferred revenue. In the first half of 2002, cash provided by operating activities was $126.5 million comprising net income, after adjustments for items not involving cash, of $151.9 million and net changes in non-cash operating items that used cash of $25.4 million, mainly due to increases in accounts receivable and inventories and a decrease in deferred revenue, offset by increases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $212.2 million in the first half of 2003 compared to $474.4 million in the first half of 2002. In the first half of 2003, we acquired $196.1 million of intangible assets including initial payments of $139.3 million for Ativan® and Isordil®, $33 million relative to the interest in omeprazole and an initial payment of $21.2 million for the Athpharma cardiovascular products. In the first half of 2002, we acquired $383.3 million of intangible assets comprising initial payments of $155.6 million for Vasotec® and Vaseretic®, $133.4 million for Zovirax and $94.3 million for Teveten®. Additions to property, plant and equipment were

$16.6 million in the first half of 2003 compared to $20.4 million in the first half of 2002. In the first half of 2003, we advanced an additional $5 million, for a total of $35 million, to Reliant under its secured credit facility with us. In the first half of 2003, we acquired long-term investments of $4.5 million including an additional $3.5 million equity investment in DepoMed, Inc. In the first half of 2002, we acquired long-term investments of $70.7 million comprising equity investments in Ethypharm S.A. and Procyon Biopharma Inc. of $68.2 million and $2.5 million, respectively. In the first half of 2003, we recorded $10 million of the Lilly settlement payment, related to the recoverable value of the Keftab product rights, as proceeds on the disposal of intangible assets.

        Net cash provided by financing activities was $83.9 million in the first half of 2003 compared to net cash used in financing activities of $51.5 million in the first half of 2002. Proceeds from the issuance of common shares on the exercise of stock options and warrants were $10.3 million in the first half of 2003 compared to $6.0 million in the first half of 2002. In the first half of 2002, we repurchased 11.0 million of our common shares on the open market, under our stock repurchase program, at an average purchase price of $41.60 per share for total consideration of $452.0 million. We borrowed $144.0 million under our credit facility in the first half of 2003 compared to $35.0 million in the first half of 2002. In the first half of 2003, we repaid $70.4 million of long-term obligations comprising $40 million of the Zovirax obligation, $17.5 million of the Wellbutrin® obligation and $12.9 million of the Vasotec® obligation. In the first half of 2002, we repaid $24.7 million of long-term obligations comprising $17.2 million of the Vasotec® obligation and $7.5 million of the Adalat obligation. In the first half of 2002, we received net proceeds of $384.3 million on the issue of our Notes.

        Overall, our cash and cash equivalents increased by $46.5 million in the first half of 2003 and decreased by $399.4 million in the first half of 2002.

Obligations and other matters

        At June 30, 2003, we had total long-term obligations of $841.6 million, including the current portion thereof, which included the carrying value of our Notes of $412.1 million, borrowings under our credit facility of $254 million and obligations related to the acquisitions of intangible assets of aggregate $169.5 million.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the U.S. Securities and Exchange Commission ("SEC") under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        At June 30, 2003, we had a balance of $424.4 million available under our base shelf prospectus to offer at our discretion. Our base shelf prospectus will expire in December 2003.

        We believe that the cash expected to be generated by our operations during 2003 along with existing capital resources and sources of financing will be sufficient to support our remaining 2003 operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due.

        In June 2003, we agreed to increase our total commitment to the credit facility established in favour of Reliant from $40 million to $70 million. At August 29, 2003, we had advanced a total of $70 million to Reliant under the credit facility.

        In July 2003, we established a limited liability company together with Pharma Pass II, LLC ("PPII") to develop super-bioavailable formulations of Coreg, Flomax and Teveten®. Coreg (carvedilol) is a beta-blocker indicated for the treatment of congestive heart failure and Flomax (tamsulosin) is indicated for the treatment of benign prostatic hyperplasia. PPII contributed all of its intellectual property relating to those products for a 51%

interest in the company and we contributed cash in the amount of $30.1 million for a 49% interest in the company.

        In August 2003, we entered into a lease for 110,000 square feet of office space in Bridgewater, NJ where we will be establishing our U.S. head office. Certain sales and marketing, and research and development personal will be relocated to the new facility. We expect to complete this transition prior to the end of 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal and, accordingly, we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. Our credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, therefore, the fair values of those obligations are affected by changes in interest rates.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate.

        Based on our overall interest rate exposure at June 30, 2003, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our cost method and available-for-sale investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been declines in their fair values. A 10% change in the aggregate fair values of our investments would have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

        In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 clarifies and expands on existing disclosure requirements for a guarantor regarding its obligations under certain guarantees it has issued. FIN No. 45 also requires that the guarantor must recognize a liability for the fair value of its obligations under certain guarantees. The provisions of FIN No. 45 are effective for guarantees entered into after December 31, 2002. At June 30, 2003, we had no outstanding guarantees.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of a variable interest entity by the primary beneficiary of the entity's expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a variable interest entity that are not the primary beneficiary. FIN No. 46 is effective immediately for variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first interim or annual period beginning after June 15, 2003. We are performing a review to determine if we are the primary beneficiary of any variable interest entities. We will complete this review in the third quarter of 2003. Provided that we are not the primary beneficiary, the maximum exposure to losses related to any entity that may be determined to be a variable interest entity is limited to the carrying amount of our investment in the entity.

        In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We do not expect that the initial adoption of SFAS No. 149 will have a material effect on our financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for the measurement and classification of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The initial adoption of SFAS No. 150 had no effect on our financial position or results of operations.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this MD&A contain information that is not historical, these statements are essentially forward-looking. As such, these statements are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, production interruptions or supply delays at third party suppliers or at our own manufacturing facilities, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the SEC, including the risks set forth in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and securities commissions or other securities regulatory authorities in Canada.

BIOVAIL CORPORATION

PART II — OTHER INFORMATION

1.	OPERATIONAL INFORMATION
The press releases issued by the Company subsequent to the filing of its Form 6-K on May 30, 2003 were as follows:
	(a)	June 2, 2003	Biovail Acquires Ativan® and Isordil® from Wyeth
	(b)	June 2, 2003	Biovail Corporation to Present at UBS Warburg Global Specialty Pharmaceutical Conference
	(c)	June 5, 2003	Biovail Appoints Praveen Tyle Group Vice President, Pharmaceutical Sciences and Manufacturing Operations
	(d)	June 26, 2003	Biovail Announces Receipt of an Approvable Letter for Wellbutrin XL
	(e)	July 2, 2003	Biovail Submits Cardizem® LA NDA for Angina
	(f)	July 9, 2003	Biovail Confirms Submission of Response to Wellbutrin XL Approvable Letter
	(g)	July 22, 2003	Biovail Announces Second Quarter 2003 Earnings Release Conference Call Details
	(h)	July 23, 2003	Biovail Confirms FDA Class I Status for Wellbutrin XL Submission
	(i)	July 29, 2003	Biovail Reports Record Second Quarter 2003 Financial Results
	(j)	August 22, 2003	Biovail Receives Administrative Inquiry
	(k)	August 29, 2003	FDA Approves Wellbutrin XL
2.	LEGAL PROCEEDINGS

For detailed information concerning legal proceedings, reference is made to note 14 to the consolidated financial statements included under Part I of this report and to Item 8.A. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002.
3.	MATERIAL ISSUED TO SHAREHOLDERS
The material issued by the Company to shareholders is attached as the following exhibit:
	Exhibit 99.1	Second Quarter 2003 Interim Report For Canadian Regulatory Purposes
	Exhibit 99.2	Second Quarter Report 2003
4.	CERTIFICATIONS
	Exhibit 99.3	Certifications of the Chief Executive Officer and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Biovail Corporation
Date: August 29, 2003	By:	/s/ JOHN R. MISZUK
John R. Miszuk Vice President, Controller and Assistant Secretary

Exhibit 99.1

BIOVAIL CORPORATION

SECOND QUARTER 2003 INTERIM REPORT

FOR CANADIAN REGULATORY PURPOSES

BIOVAIL CORPORATION

SECOND QUARTER 2003 INTERIM REPORT

INDEX

Financial Statements
Consolidated Balance Sheets as at June 30, 2003 and December 31, 2002	1
Consolidated Statements of Income for the three months and six months ended June 30, 2003 and 2002	2
Consolidated Statements of Deficit for the three months and six months ended June 30, 2003 and 2002	3
Consolidated Statements of Cash Flows for the three months and six months ended June 30, 2003 and 2002	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Financial Condition and Results of Operations	15
Quantitative and Qualitative Disclosure about Market Risk	23

        All dollar amounts in this report are expressed in U.S. dollars.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words and logos are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Teveten®, Vasotec®, Vaseretic®, Ativan®, Isordil®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™ and Cardisense®.

i                                            Second Quarter 2003 Interim Report
For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

	June 30 2003	December 31 2002
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$102,592	$56,080
Accounts receivable [note 4]	216,438	190,980
Inventories [note 5]	77,436	53,047
Deposits and prepaid expenses [note 2]	15,666	21,524

	412,132	321,631
Long-term investments	84,442	79,324
Property, plant and equipment, net	157,409	136,784
Goodwill, net	105,065	104,827
Intangible assets, net [note 6]	1,602,944	1,500,397
Other assets, net [note 7]	93,602	94,703

	$2,455,594	$2,237,666

LIABILITIES
Current
Accounts payable	$74,568	$71,641
Accrued liabilities	100,836	95,289
Income taxes payable	42,096	35,691
Deferred revenue	11,321	19,947
Current portion of long-term obligations [note 8]	92,285	122,590

	321,106	345,158
Deferred revenue	16,200	18,200
Long-term obligations [note 8]	734,743	609,521

	1,072,049	972,879

SHAREHOLDERS' EQUITY
Common shares [note 9]	1,465,880	1,455,548
Stock options outstanding	4,028	4,206
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Deficit	(88,660)	(182,586)
Cumulative translation adjustment	12,285	(2,393)

	1,383,545	1,264,787

	$2,455,594	$2,237,666

The accompanying notes are an integral part of the consolidated financial statements.

1                                            Second Quarter 2003 Interim Report
For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
REVENUE
Product sales	$157,730	$157,788	$284,644	$287,642
Research and development	3,673	5,802	6,273	11,515
Co-promotion, royalty and licensing	55,880	21,541	117,756	41,227

	217,283	185,131	408,673	340,384

EXPENSES
Cost of goods sold [note 7]	11,332	41,291	48,744	77,007
Research and development	21,813	14,453	39,819	24,921
Selling, general and administrative	56,949	38,981	103,106	78,318
Amortization	69,751	27,357	131,996	53,202
Settlements [note 10]	(9,300)	—	(34,055)	—

	150,545	122,082	289,610	233,448

Operating income	66,738	63,049	119,063	106,936
Interest income	1,635	1,047	4,702	2,561
Interest expense	(9,507)	(10,170)	(19,489)	(11,863)

Income before provision for income taxes	58,866	53,926	104,276	97,634
Provision for income taxes	5,700	3,857	10,350	6,900

Net income	53,166	50,069	93,926	90,734

Earnings per share [note 11]
Basic	$0.34	$0.33	$0.59	$0.59

Diluted	$0.33	$0.31	$0.59	$0.55

Weighted average number of common shares outstanding (000s) [note 11]
Basic	158,386	149,948	158,291	152,735

Diluted	160,428	161,423	159,960	164,885

The accompanying notes are an integral part of the consolidated financial statements.

2                                            Second Quarter 2003 Interim Report
For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Deficit, beginning of period	$(141,826)	$(170,987)	$(182,586)	$(1,935)
Net income	53,166	50,069	93,926	90,734

	(88,660)	(120,918)	(88,660)	88,799
Excess of cost of common shares acquired over the stated capital thereof	—	(148,815)	—	(358,532)

Deficit, end of period	$(88,660)	$(269,733)	$(88,660)	$(269,733)

The accompanying notes are an integral part of the consolidated financial statements.

3                                            Second Quarter 2003 Interim Report
For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with Canadian generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$53,166	$50,069	$93,926	$90,734
Add (deduct) items not involving cash
Depreciation and amortization	74,046	30,259	139,944	58,699
Amortization of deferred financing costs	685	780	1,369	1,160
Amortization of discounts on long-term obligations	1,888	1,381	3,978	2,074
Compensation cost for employee stock options	499	499	999	999
Other	—	(850)	(1,178)	(1,800)

	130,284	82,138	239,038	151,866
Net change in non-cash operating items [note 12]	(59,895)	(67,077)	(64,847)	(25,388)

Cash provided by operating activities	70,389	15,061	174,191	126,478

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of intangible assets [note 3]	(196,052)	(156,302)	(196,052)	(383,302)
Additions to property, plant and equipment	(8,204)	(12,287)	(16,572)	(20,436)
Increase in loan receivable [note 7]	(5,000)	—	(5,000)	—
Acquisitions of long-term investments	(4,536)	(68,185)	(4,536)	(70,694)
Proceeds on disposal of intangible asset [note 10]	10,000	—	10,000	—

Cash used in investing activities	(203,792)	(236,774)	(212,160)	(474,432)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs [note 9]	8,643	1,906	10,332	5,232
Repurchase of common shares	—	(191,710)	—	(452,001)
Proceeds from the exercise of warrants	—	488	—	794
Advances under revolving term credit facility	244,000	34,954	144,000	34,954
Repayments of other long-term obligations	(30,386)	(20,740)	(70,386)	(24,740)
Issuance of Senior Subordinated Notes, net of financing costs	—	—	—	384,280

Cash provided by (used in) financing activities	222,257	(175,102)	83,946	(51,481)

Effect of exchange rate changes on cash and cash equivalents	513	48	535	49

Increase (decrease) in cash and cash equivalents	89,367	(396,767)	46,512	(399,386)
Cash and cash equivalents, beginning of period	13,225	432,272	56,080	434,891

Cash and cash equivalents, end of period	$102,592	$35,505	$102,592	$35,505

The accompanying notes are an integral part of the consolidated financial statements.

4                                            Second Quarter 2003 Interim Report
For Canadian Regulatory Purposes

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles

(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles. The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2002 annual audited consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report For Canadian Regulatory Purposes for the fiscal year ended December 31, 2002.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  Advertising

  Advertising costs related to new product launches are expensed on the first showing of the products. Deferred advertising costs of $4,055,000 and $8,866,000 were included in deposits and prepaid expenses at June 30, 2003 and December 31, 2002, respectively.

3.     ACQUISITIONS

  Cardiovascular products

  In April 2003, Biovail entered into an agreement with Athpharma Limited ("Athpharma") to acquire four cardiovascular products under development for $44,200,000, including costs of acquisition, comprised of $21,210,000 paid on closing and $22,990,000 payable on October 15, 2003. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol. Athpharma will complete the development of the products. Biovail will pay a portion of the development costs and may make aggregate payments of approximately $24,000,000 to Athpharma subject to the attainment of certain milestones. Biovail will also pay Athpharma royalties on the approval and commercialization of each product.

  The cardiovascular products were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each of the cardiovascular products were determined based on the relative risk of achieving each product's estimated cash flows and were in the range of 45% to 70%. The following values were assigned to the cardiovascular products: Bisochron — $21,550,000, Isochron — $13,100,000, Hepacol I — $6,985,000, and Hepacol II — $2,565,000. At the date of acquisition, the cardiovascular products were in various stages of completion, had not reached technological feasibility and had no known alternative future uses. Bisochron and Isochron were both entering Phase III clinical studies, and Hepacol I and Hepacol II were both in pre-clinical phases of development. In addition, none of the cardiovascular products had been submitted for approval by the U.S. Food and Drug Administration ("FDA"). Consequently, there was considerable uncertainty as to the technological feasibility of the cardiovascular products at the date of acquisition. The research being undertaken on the cardiovascular products relates specifically to developing novel formulations of the associated molecules. The Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to the cardiovascular products under development. There is significant technological and regulatory approval risk associated with the cardiovascular products under development. The completion of the cardiovascular products will require significant amounts of future time and effort, as well as additional development costs, which

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  will be incurred by Athpharma and the Company. The Company's share of the aggregate costs to complete the cardiovascular products is estimated to be $20,000,000. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the cardiovascular products under development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. Accordingly, the entire purchase price was allocated to acquired research and development, which will be amortized over an estimated useful life of five years.

  Ativan® and Isordil®

  In May 2003, Biovail acquired the U.S. rights to Ativan® (lorazepam), indicated for the management of anxiety disorders, and Isordil® (isosorbide dinitrate), indicated for the prevention of angina pectoris due to coronary artery disease, from Wyeth Pharmaceuticals Inc. ("Wyeth"). Biovail also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® sublingual products to be sold in the United States. Wyeth will manufacture and supply Ativan® and Isordil® to Biovail for three years and will temporarily provide distribution services. Biovail will make two fixed annual payments of $9,150,000 each to Wyeth under the manufacturing and supply agreement (regardless of the actual product supplied). Wyeth will also receive royalties on the future sales of any Ativan® line extension products that may be developed and marketed by Biovail, as well as a $20,000,000 milestone payment on the approval by the FDA of the first Ativan® line extension product that may be developed by Biovail.

  The purchase price for Ativan® and Isordil® was $163,839,000 comprising cash consideration, including costs of acquisition, of $139,342,000, plus assumed current liabilities and the two remaining fixed annual payments. The remaining fixed annual payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of acquisition. Accordingly, the present value of the remaining fixed annual payments was determined to be $17,497,000.

  As of June 30, 2003, the purchase price allocation for Ativan® and Isordil® had not been finalized. The Company is in the process of obtaining a third party valuation of the acquired assets and expects to receive the final valuation report during the third quarter of 2003. Accordingly, the following allocation of the purchase price could be subject to adjustment.

  Total consideration was allocated based on the estimated fair values of the acquired assets as follows: (i) trademarks — $106,802,000, (ii) product rights — $15,510,000, (iii) acquired research and development — $40,000,000, and (iv) technology — $1,527,000. The fair values of the acquired assets were determined using an income approach. The discount rates used to present value the estimated cash flows related to each acquired asset were determined based on the relative risk of achieving each asset's estimated cash flows and were in the range of 10.5% to 45%.

  The Ativan® sublingual products under development were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each of the sublingual products were determined based on the relative risk of achieving each product's estimated cash flows and were in the range of 30% to 35%. At the date of acquisition, the development of the sublingual products was not complete, had not reached technological feasibility and had no known alternative future uses. The sublingual products were in pre-clinical phases of development. In addition, none of the sublingual products had been submitted for approval by the FDA. Consequently, there was considerable uncertainty as to the technological feasibility of the sublingual products at the date of acquisition. The research being undertaken on the sublingual products relates specifically to developing novel formulations of the associated molecules. The Company does not foresee any alternative future benefit from the acquired research and development other than specifically related to the sublingual products under development. There is significant technological and regulatory approval risk associated with the sublingual products under development. The completion of the sublingual products will require significant amounts of future time and effort, as well as additional development costs, which will be incurred by the Company. The costs to complete the sublingual products are estimated to be $23,500,000. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the sublingual products under development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. Accordingly, the portion of the purchase price related to the sublingual products under development was allocated to acquired research and development, which will be amortized over an estimated useful life of five years.

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  The trademarks will be amortized over their estimated useful lives of twenty years. The product rights and technology will be amortized over their estimated useful lives of fifteen years.

  Omeprazole

  In May 2003, Biovail made an additional payment of $33,000,000 to the prior owners of Pharma Pass LLC ("Pharma Pass") relative to Pharma Pass's participating interest in the gross profit on sales of a bioequivalent version of Prilosec (omeprazole). The additional payment will be amortized using a variable charge method to reflect the pattern in which the economic benefits of the asset are consumed.

4.     ACCOUNTS RECEIVABLE

	June 30, 2003	December 31, 2002
Trade	$123,363	$141,308
Royalties	45,764	30,104
Other	47,311	19,568

	$216,438	$190,980

5.     INVENTORIES

	June 30, 2003	December 31, 2002
Raw materials	$34,330	$14,949
Work in process	11,942	11,901
Finished goods	31,164	26,197

	$77,436	$53,047

6.     INTANGIBLE ASSETS

	June 30, 2003		December 31, 2002
	Cost	Accumulated amortization	Cost	Accumulated amortization
Brand names	$703,026	$63,030	$596,223	$47,794
Product rights	637,569	132,388	596,105	61,156
Acquired research and development	597,839	157,459	513,639	113,120
Core technology	20,412	3,025	18,885	2,385

	1,958,846	$355,902	1,724,852	$224,455

less accumulated amortization	355,902		224,455

	$1,602,944		$1,500,397

  Amortization expense amounted to $70,286,000 and $27,626,000 for the three months ended June 30, 2003 and 2002, respectively, and $132,531,000 and $53,740,000 for the six months ended June 30, 2003 and 2002, respectively.

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7.     OTHER ASSETS

  Zovirax distribution agreement

  Effective October 1, 2002, the Company amended several terms of the original Zovirax distribution agreement with GlaxoSmithKline plc ("GSK"), including a reduction in the supply price for the product. The Company has been paying the reduced supply price since the effective date; however, the reduced supply price is subject to repayment if Wellbutrin XL (bupropion hydrochloride extended-release tablets) is not approved by the FDA. Accordingly, the Company has been deferring the value of the reduced supply price pending the outcome of the product approval. In June 2003, GSK received an approvable letter relating to Wellbutrin XL, which raised only routine matters. As a result, the Company believes that the likelihood of repaying the reduced supply price is low and, accordingly, the Company has reversed the liability for the deferred value of the reduced supply price. The reversal of the aggregate deferred value of $25,456,000, as of the date of the approvable letter, was recorded as a reduction to the cost of Zovirax sold in the three months ended June 30, 2003.

  Loan receivable

  In June 2003, the Company agreed to increase its total commitment to the secured credit facility established in favour of Reliant Pharmaceuticals, LLC ("Reliant") from $40,000,000 to $70,000,000. At June 30, 2003 and December 31, 2002, the Company had advanced a total of $35,000,000 and $30,000,000, respectively, to Reliant under the credit facility.

8.     LONG-TERM OBLIGATIONS

	June 30, 2003	December 31, 2002
Senior Subordinated Notes	$400,000	$400,000
Unamortized discount	(2,464)	(2,646)

	397,536	397,354
Revolving term credit facility	254,000	110,000
Vasotec® obligation	56,819	67,942
Wellbutrin® obligation	53,730	69,961
Zovirax obligation	41,419	80,656
Ativan® obligation	17,497	—
Deferred compensation	6,027	6,198

	827,028	732,111
Less current portion	92,285	122,590

	$734,743	$609,521

  Interest expense on long-term obligations amounted to $8,870,000 and $9,564,000 for the three months ended June 30, 2003 and 2002, respectively, and $18,154,000 and $10,960,000 for the six months ended June 30, 2003 and 2002, respectively. Interest expense included the amortization of the discounts on long-term obligations of $1,887,000 and $1,381,000 for the three months ended June 30, 2003 and 2002, respectively, and $3,978,000 and $2,074,000 for the six months ended June 30, 2003 and 2002, respectively.

  Revolving term credit facility

  The Company maintains a $600,000,000 revolving term credit facility, which may be used for general corporate purposes, including acquisitions. At June 30, 2003, the Company had advances of $254,000,000 borrowed under the credit facility and a letter of credit of $77,189,000 issued under the credit facility. The letter of credit secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement.

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  Ativan® obligation

  The obligation reflects the two remaining fixed annual payments related to the acquisition of Ativan® and Isordil®. The non-interest bearing obligation was discounted based on an imputed interest rate of 3%. The payments of $9,150,000 each are due on May 31, 2004 and May 31, 2005.

  Interest rate swap contracts

  The fair value of the fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swap contracts. In June 2002, the Company entered into three interest rate swaps of aggregate $200,000,000 notional amount, which are designated as a hedge of the Notes. The interest rate swaps involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Net receipts or payments relating to the interest rate swaps are recorded as an adjustment to interest expense.

  At June 30, 2003, the unrecognized fair values of the interest rate swaps were aggregate $24,657,000.

9.     COMMON SHARES

  The authorized capital of the Company comprises an unlimited number of common shares without par value. The Company had 158,678,917 and 158,120,144 issued and outstanding common shares at June 30, 2003 and December 31, 2002, respectively. During the six months ended June 30, 2003, the Company issued 558,773 common shares on the exercise of stock options for proceeds of $10,332,000.

  Stock-based compensation

  The number of stock options outstanding at June 30, 2003 and December 31, 2002 were 6,723,876 and 5,924,615, respectively. During the six months ended June 30, 2003, 1,403,177 stock options were granted, 558,773 stock options were exercised and 45,143 stock options were forfeited.

  Under the provisions of The Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied. All stock-based awards granted to non-employees must be accounted for at fair value.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method. Accordingly, no compensation expense for stock options granted to employees at fair market value has been included in the determination of net income in the three month and six month periods ended June 30, 2003 and 2002; however, the Company recorded compensation expense in those periods for stock options granted to the employees of DJ Pharma, Inc. on acquisition. The following table presents the

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  Company's pro forma net income and earnings per share as if the fair value-based method had been applied for all stock options granted:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Net income as reported	$53,166	$50,069	$93,926	$90,734
Total stock-based compensation expense determined under fair value-based method	4,201	3,627	9,441	6,636

Pro forma net income	48,965	46,442	84,485	84,098

Basic earnings per share
As reported	$0.34	$0.33	$0.59	$0.59
Pro forma	$0.31	$0.31	$0.53	$0.55
Diluted earnings per share
As reported	$0.33	$0.31	$0.59	$0.55
Pro forma	$0.31	$0.29	$0.53	$0.51

  The fair values of all stock options granted during the three months and six months ended June 30, 2003 and 2002 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Expected option life (years)	3.6	3.9	4.0	3.8
Volatility	46.9%	49.8%	52.3%	46.8%
Risk-free interest rate	3.6%	4.6%	4.0%	4.5%

  The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, the Company does not believe that these models necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

10.   SETTLEMENTS

  Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva Pharmaceuticals USA, Inc. ("Teva"), Mylan Pharmaceuticals Inc. ("Mylan"), Mylan Laboratories Inc.

  In June 2003, the Company negotiated an overall settlement with the above captioned entities through which all pending actions relating to bioequivalent versions of Procardia XL ("Nifedical XL") and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. The settlement payment comprised the following amounts: (i) a recovery for the profit lost by the Company on sales of Nifedical XL, (ii) compensation for the value of dated Nifedical XL in inventory, (iii) a reimbursement of legal and other expenses incurred by the Company during the six months ended June 30, 2003, and (iv) interest. In connection with the settlement, the Company was granted a royalty-free, non-exclusive sub-license to U.S. Patent No. 4,264,446.

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  Elan Corporation, plc ("Elan")

  In June 2003, the Company settled with Elan with respect to the termination of its rights to Elan's 30mg and 60mg bioequivalent versions of Adalat CC. In consideration, the parties agreed to settle certain amounts that were owed between them. The net settlement payment from Elan comprised a reimbursement for certain charges related to the supply of the products.

  Eli Lilly and Company ("Lilly")

  In March 2003, the Company negotiated a full and final settlement with Lilly with respect to Lilly's breach of contract due to its inability to supply Keftab to the Company and, as a result, the Company returned all of its right, title and interest in Keftab to Lilly. The settlement payment comprised the following amounts: (i) a recovery of the gross profit lost by the Company on account of Lilly's recall of Keftab and a share of the value of the Keftab product right that was written-off by the Company in December 2001, (ii) the recoverable value of the Keftab product right recorded in intangible assets, (iii) compensation for the value of the destroyed Keftab inventory recorded as a long-term receivable from Lilly, (iv) a reimbursement for legal and other expenses incurred by the Company during the three months ended March 31, 2003, and (v) interest.

  Mylan

  In March 2003, an arbitration tribunal awarded the Company damages with respect to Mylan's breach of contract relating to its failure to supply its bioequivalent version of Verelan ("Verapamil") to the Company. The settlement payment comprised the following amounts: (i) a recovery of the profit lost by the Company on sales of Verapamil, (ii) a reimbursement for legal expenses incurred by the Company during the three months ended March 31, 2003, and (iii) interest.

  During the six months ended June 30, 2003, in relation to the matters described above, the Company recorded settlement payments of $34,055,000, mainly related to the Company's lost profits on sales of Nifedical XL, Keftab and Verapamil, and additional payments of $16,229,000, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. The Company recorded a $3,500,000 increase in its provision for income taxes related to those items. In addition, the Company recorded a $14,554,000 reduction in assets related to the recoverable value of the Keftab product right and the long-term receivable from Lilly.

11.   EARNINGS PER SHARE

  Earnings per share were computed as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Net income	$53,166	$50,069	$93,926	$90,734

Basic weighted average number of common shares outstanding (000s)	158,386	149,948	158,291	152,735
Dilutive effect of stock options (000s)	2,042	3,152	1,669	3,522
Dilutive effect of warrants (000s)	—	8,323	—	8,628

Diluted weighted average number of common shares outstanding (000s)	160,428	161,423	159,960	164,885

Basic earnings per share	$0.34	$0.33	$0.59	$0.59
Diluted earnings per share	$0.33	$0.31	$0.59	$0.55

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12.   CASH FLOW INFORMATION

  Net change in non-cash operating items

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002
Accounts receivable	$(27,245)	$(70,629)	$(20,171)	$(42,443)
Inventories	(11,540)	(6,691)	(23,833)	(10,968)
Deposits and prepaid expenses	8,463	(800)	4,554	(341)
Accounts payable and accrued liabilities	(10,960)	13,875	(21,322)	31,568
Income taxes payable	3,767	2,741	6,551	7,194
Deferred revenue	(22,380)	(5,573)	(10,626)	(10,398)

	$(59,895)	$(67,077)	$(64,847)	$(25,388)

  Non-cash investing and financing activities

  For the six months ended June 30, 2003, non-cash investing and financing activities included a $22,990,000 payable related to the acquisition of the Athpharma cardiovascular products and a $17,497,000 discounted long-term obligation related to the acquisition of Ativan® and Isordil®.

13.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings, which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of an Abbreviated New Drug Application ("ANDA"). The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and other types of claims in which we routinely become involved but which individually and collectively are not material.

  At different times in the early part of 1998 the Company was sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer, upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions made the usual, technical claims of infringement. We had denied the allegations and had pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

  On April 23, 1998, the Company filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail had also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with the Company's prospective economic advantage. This action was stayed until the conclusion of the patent infringement suits.

  In February, 2001, the Company had commenced an action against Mylan and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of the Company's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleged that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations.

  An overall Settlement Agreement dated June 30th, 2003 was executed between Biovail, Pfizer, Bayer, Teva and Mylan serving to dismiss all pending actions, including the ones referenced above, relating to the Nifedipine product line. The terms of the Settlement grant the Company a non-exclusive sub-license to the U.S. Patent No. 4,264,446 and a reimbursement, from Pfizer, of legal costs and damages.

  On January 4, 2002 a Plaintiff commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Dura-Vent, a product containing Phenylpropanolamine ("PPA") and formerly marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended. This action has been currently stayed pending the outcome of a larger class of PPA actions.

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  Several class action complaints have been filed against the Company in which these Plaintiffs have alleged that Biovail has improperly impeded the approval of a generic form of Tiazac®. The Company has filed an Answer denying any impropriety or illegality. The Company believes that the complaints are totally without merit and that its actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA since a generic version of Tiazac® did not receive FDA approval for a long period of time following the removal of all legal or regulatory impediments by the Company. Indeed, that product's failure to receive timely approval was due to its own scientific issues unrelated to any regulatory action taken by the Company. The Company will vigorously defend these actions. One such action has been voluntarily discontinued.

  Several consumer class action suits have been commenced jointly against Biovail and Elan and against Teva relating to an agreement between a Biovail subsidiary and Elan for Biovail's in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the Federal Trade Commission. Biovail will vigorously defend these suits in due course. Biovail believes these suits are without merit since the delay in the marketing or out-licensing of the Adalat CC product was due to manufacturing difficulties the Company encountered relating its Adalat CC product and not because of any improper activity on its part.

  RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in October 2001 in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by the Company as part of the Cardizem® family of products acquisition. Biovail has determined that Torpharm's ANDA infringes its patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

  A Certificate of Non-Infringement was served by Torpharm on the Company in July 2002 in respect of Torpharm's filed ANDA for a generic version of Tiazac® as marketed in the United States. Biovail has made a determination that Torpharm's formulation infringes its Tiazac® patents and has therefore instituted a patent infringement suit against Torpharm, pursuant to the provisions of the Hatch-Waxman Act. As a result of Biovail's suit, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court order of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  On November 22, 2002, the Company filed an action against Verum Pharmaceuticals Inc. ("Verum"), and a number of its officers and employees seeking injunctive relief and damages to enjoin these Defendants from illegally and unfairly competing with Biovail in violation of the Computer Fraud and Abuse Act, 18 U.S.C. § 1030, and Defendants' contractual, statutory and common law obligations. On June 25, 2003, the Fourth Circuit Court of Appeals stayed enforcement of portions of a preliminary injunction originally granted to the Company on February 14, 2003. The Company intends to pursue its action for damages against Verum and the remaining personal Defendants.

  Glaxo Group Limited and the Company entered into a Rights Agreement, dated December 1, 2002, wherein the Company acquired the exclusive marketing rights to Zyban® and Wellbutrin® SR in Canada. Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, Novopharm has alleged to Health Canada that Canadian Patent Nos. 1,321,754, 2,142,320 and 2,168,364 are invalid, and alternatively, that they would not be infringed by the sale in Canada of Novopharm's generic version of Wellbutrin® SR. Novopharm served a Notice of Allegation on GlaxoSmithKline Inc. ("Glaxo") on February 18, 2003. The Company has the exclusive right to institute, and have carriage of, patent infringement proceedings and has determined that it will pursue a Notice of Application

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For Canadian Regulatory Purposes

  proceeding against Novopharm. Until the legal proceedings are concluded, or until the expiry of 24 months after March 31, 2003, the date of the Notice, whichever is earlier, no Notice of Compliance will be issued to Novopharm.

  A Certificate of Non-Infringement was served by KV Pharmaceutical Company ("KV") on the Company in March 2003, in respect of KV's filed ANDA for a generic version of Tiazac® 420 mg, exclusively, as marketed in the United States. The Company has determined that KV's formulation infringes the Tiazac® patent and a patent infringement suit has been commenced pursuant to the provisions of the Hatch-Waxman Act. The effect of this legal action is that KV's formulation cannot receive FDA's approval until the earlier of 30 months and a final decision of non-infringement or invalidity.

  On April 29, 2003, Jerry I. Treppel commenced an action naming as Defendants the Company, Eugene Melnyk, Kenneth Cancellara (as officers of the Company), Michael Sitrick and Sitrick & Company, Inc. (in their capacities as consultants to the Company), in which the Plaintiff has alleged that he was defamed by the Defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities. The Company and the personal Defendants are currently being served with the Complaint. The Company plans to defend the action vigorously as it believes it is without merit.

  The Company has received notification from the U.S. Attorney, District of Massachusetts, on behalf of the U.S. Office of the Inspector General ("OIG") of Health and Human Services that a preliminary administrative inquiry has been initiated into the Company's clinical experience and marketing programs related to Cardizem® LA. The Company is providing the government its full cooperation in this investigation. After initial consultation with its external legal counsel, the Company believes that its programs are fully compliant with the OIG Guidelines.

14.   SEGMENTED INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

15.   SUBSEQUENT EVENTS

  In July 2003, a subsidiary of Biovail (BLI Pharmaceutical Developments Ltd. or "BNC") and Pharma Pass II, LLC ("PPII") established a limited liability company ("BNC-PHARMAPASS, LLC") to develop super-bioavailable ("SBA") formulations of Coreg, Flomax and Teveten® (collectively, the "SBA Products"). Coreg (carvedilol) is a beta-blocker indicated for the treatment of congestive heart failure and Flomax (tamsulosin) is indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, LLC, PPII contributed all of its intellectual property relating to the SBA Products for a 51% interest in the company and BNC contributed cash in the amount of $30,060,000 for a 49% interest in the company. BNC has an option to acquire PPII's interest in BNC-PHARMAPASS, LLC including all of PPII's intellectual property rights to the SBA Products for cash consideration plus a royalty on the net sales of the SBA Products.

  On August 28, 2003, the Company's marketing partner, GSK, received FDA approval for Wellbutrin XL.

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For Canadian Regulatory Purposes

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report For Canadian Regulatory Purposes for the fiscal year ended December 31, 2002.

RESULTS OF OPERATIONS

        Total revenue in the second quarter of 2003 was $217.3 million, an increase of $32.2 million or 17% from $185.1 million in the second quarter of 2002. Net income in the second quarter of 2003 was $53.2 million, or diluted earnings per share of $0.33, compared to net income of $50.1 million, or diluted earnings per share of $0.31, in the second quarter of 2002.

        Total revenue in the first half of 2003 was $408.7 million, an increase of $68.3 million or 20% from $340.4 million in the first half of 2002. Net income in the first half of 2003 was $93.9 million, or diluted earnings per share of $0.59, compared to net income of $90.7 million, or diluted earnings per share of $0.55, in the first half of 2002.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, the co-promotion of pharmaceutical products, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for distribution by our licensees and through direct marketing to physicians in the United States and Canada of proprietary and in-licensed products. Research and development revenue relates to product development activities in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are earned on the sales of co-promoted products developed by other companies. Royalties primarily arise on the sales of products we developed or acquired and from our interests in certain licensed products. License fees are derived from the license of our technologies or product rights.

        The following table displays, for each period indicated, the dollar amount of each source of revenue and the total, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

	Three Months Ended June 30				Six Months Ended June 30
[In 000s]	2003	2002	Percentage Change		2003	2002	Percentage Change
Product sales	$157,730	$157,788	—%		$284,644	$287,642	(1%	)
Research and development	3,673	5,802	(37%	)	6,273	11,515	(46%	)
Co-promotion, royalty and licensing	55,880	21,541	159%		117,756	41,227	186%

	$217,283	$185,131	17%		$408,673	$340,384	20%

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Product sales

        Product sales were $157.7 million in the second quarter of 2003 compared to $157.8 million in the second quarter of 2002. Product sales were $284.6 million in the first half of 2003 compared to $287.6 million in the first half of 2002.

        In February 2003, we received U.S. Food and Drug Administration ("FDA") approvals for Teveten® HCT and Cardizem® LA, each indicated for the treatment of hypertension. We began to actively promote Teveten® HCT and Cardizem® LA in March 2003 and April 2003, respectively, in collaboration with our co-promotion partner Reliant Pharmaceuticals, LLC ("Reliant"). In addition to Teveten® HCT and Cardizem® LA, our U.S. sales organization and Reliant are co-promoting our Zovirax and Teveten® products in the United States.

        In May 2003, we acquired the U.S. rights to Ativan® (lorazepam), indicated for the management of anxiety disorders, and Isordil® (isosorbide dinitrate), indicated for the prevention of angina pectoris due to coronary artery disease, from Wyeth Pharmaceuticals Inc. ("Wyeth").

        In June 2003, the FDA issued an approvable letter for Wellbutrin XL (bupropion hydrochloride extended-release tablets) for the treatment of depression. We expected to receive final approval for Wellbutrin XL in the third quarter of 2003 and, accordingly, in the second quarter of 2003 we began to manufacture and supply Wellbutrin XL to our marketing partner, GlaxoSmithKline plc ("GSK"). On August 28, 2003, GSK received FDA approval for Wellbutrin XL.

        The added contribution from the aforementioned products, as well as from Wellbutrin® SR and Zyban® in Canada, was offset by a decline in sales of Cardizem® CD, Tiazac® in the United States, and our bioequivalent products. Sales of Cardizem® CD were impacted by a backlog in the supply of the product from the manufacturer, Aventis Pharmaceuticals, Inc. Sales of Tiazac® in the United States were impacted by the introduction of a bioequivalent version of the product by Andrx Corporation ("Andrx"). We have launched our own bioequivalent version of Tiazac® through our marketing partner, Forest Laboratories Inc., to compete with Andrx's product. In addition, we are entitled to receive a royalty from Andrx based on the net sales of its product. Sales of bioequivalent products were below our expectations and we are working with our marketing partner, Teva Pharmaceuticals USA, Inc. ("Teva"), to address the reasons for the decline. As a result, for the balance of 2003 we anticipate that sales of our bioequivalent products and total product sales will be approximately $20 million to $30 million below our previous expectations.

        In July 2003, we launched Zovirax Cream, indicated for the treatment of cold sores.

Research and development

        Research and development activities generated revenue of $3.7 million in the second quarter of 2003 compared to $5.8 million in the second quarter of 2002, a decrease of $2.1 million or 37%. Research and development activities generated revenue of $6.3 million in the first half of 2003 compared to $11.5 million in the first half of 2002, a decrease of $5.2 million or 46%.

        In the second quarter and first half of 2002, research and development revenue included revenue associated with the development of Wellbutrin XL in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL.

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Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $55.9 million in the second quarter of 2003 compared to $21.5 million in the second quarter of 2002, an increase of $34.4 million or 159%. Co-promotion, royalty and licensing activities generated revenue of $117.8 million in the first half of 2003 compared to $41.2 million in the first half of 2002, an increase of $76.6 million or 186%.

        In the first quarter of 2003, we concluded our co-promotion of Wellbutrin SR in the United States and we earned the final quarterly increment of $10 million from GSK. In the second quarter and first half of 2002, we earned $10 million and $20 million, respectively, related to the co-promotion of Wellbutrin SR. Our remaining co-promotion revenue was related to the co-promotion of H. Lundbeck A/S' Celexa in Canada.

        Royalty revenue increased in the second quarter and first half of 2003 compared to the corresponding periods of 2002 due to the added contribution from our participating interest in the gross profit on sales by a third party of a bioequivalent version of Prilosec (omeprazole). In May 2003, we made an additional payment relative to the interest in omeprazole. Third party sales of omeprazole are exceeding our previous expectations. As a result, for the balance of 2003 we anticipate that our co-promotion, royalty and licensing revenue will be approximately $20 million above our previous expectations.

OPERATING EXPENSES

        The following table displays, for each period indicated, the dollar amount of each operating expense item and the total, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

	Three Months Ended June 30				Six Months Ended June 30
[In 000s]	2003	2002	Percentage Change		2003	2002	Percentage Change
Cost of goods sold	$11,332	$41,291	(73%	)	$48,744	$77,007	(37%	)
Research and development	21,813	14,453	51%		39,819	24,921	60%
Selling, general and administrative	56,949	38,981	46%		103,106	78,318	32%
Amortization	69,751	27,357	155%		131,996	53,202	148%
Settlements	(9,300)	—	—%		(34,055)	—	—%

	$150,545	$122,082	23%		$289,610	$233,448	24%

Cost of goods sold and gross margins

        Cost of goods sold was $11.3 million in the second quarter of 2003 compared to $41.3 million in the second quarter of 2002, a decrease of $30.0 million or 73%. Cost of goods sold was $48.7 million in the first half of 2003 compared to $77.0 million in the first half of 2002, a decrease of $28.3 million or 37%. Gross margins based on product sales were 93% and 83% in the second quarter and first half of 2003, respectively, compared to 74% and 73% in the second quarter and first half of 2002, respectively.

        The decreases in cost of goods sold, and the related increases in the gross margins, in the second quarter and first half of 2003 compared to the corresponding periods of 2002 were mainly related to Zovirax. Effective October 1, 2002, we amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for the product. We have been paying the reduced supply price since the effective date; however, the reduced supply price is subject to repayment if Wellbutrin XL is not approved by the FDA.

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Accordingly, we have been deferring the value of the reduced supply price pending the outcome of the product approval. In June 2003, GSK received an approvable letter relating to Wellbutrin XL, which raised only routine matters. As a result, we believe that the likelihood of repaying the reduced supply price is low and, accordingly, we have reversed the liability for the deferred value of the reduced supply price. The reversal of the aggregate deferred value of $25.5 million, as of the date of the approvable letter, was recorded as a reduction to the cost of Zovirax sold in the second quarter of 2003.

Research and development

        Research and development expenses were $21.8 million in the second quarter of 2003 compared to $14.5 million in the second quarter of 2002, an increase of $7.3 million or 51%. As a percentage of total revenue, research and development expenses were 10% in the second quarter of 2003 compared to 8% in the second quarter of 2002. Research and development expenses were $39.8 million in the first half of 2003 compared to $24.9 million in the first half of 2002, an increase of $14.9 million or 60%. As a percentage of total revenue, research and development expenses were 10% in the first half of 2003 compared to 7% in the first half of 2002.

        Research and development expenses reflect direct spending on the development of products utilizing advanced oral drug delivery technologies. In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. Those third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development.

        The increase in research and development expenses in the second quarter and first half of 2003 compared to the corresponding periods of 2002 reflected an increase in clinical activity to support the June 2003 submission of a supplemental New Drug Application ("NDA") for an angina indication for Cardizem® LA, as well as to support the upcoming NDA submissions for our once-daily formulations of tramadol, for the signs and symptoms of osteoarthritis, and metformin, for the treatment of Type II diabetes. Additional products under development in the second quarter and first half of 2003 compared to the corresponding periods of 2002 include clinically enhanced versions of venlafaxine, fenofibrate, acyclovir, simvastatin, sumatriptan and lorazepam, as well as four cardiovascular products being developed by us in collaboration with Athpharma Limited ("Athpharma"). In addition, research and development expenses in the second quarter of 2003 included the costs associated with a clinical experience program designed to evaluate the use of Cardizem® LA in a clinical practice setting.

Selling, general and administrative

        Selling, general and administrative expenses were $56.9 million in the second quarter of 2003 compared to $39.0 million in the second quarter of 2002, an increase of $17.9 million or 46%. As a percentage of total revenue, selling, general and administrative expenses were 26% in the second quarter of 2003 compared to 21% in the second quarter of 2002. Selling, general and administrative expenses were $103.1 million in the first half of 2003 compared to $78.3 million in the first half of 2002, an increase of $24.8 million or 32%. As a percentage of total revenue, selling, general and administrative expenses were 25% in the first half of 2003 compared to 23% in the first half of 2002.

        The increases in selling, general and administrative expenses in the second quarter and first half of 2003 compared to the corresponding periods of 2002 reflected an increase in costs associated with our expanded U.S. sales organization, as well as increases in advertising and promotion expenses and co-promotion fees payable to Reliant. In the second quarter of 2003, all previously deferred advertising costs related to Cardizem® LA were expensed on the launch of the product. Advertising costs related to Teveten® and

18                                            Second Quarter 2003 Interim Report
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Teveten® HCT were recorded net of a $6 million and $8.5 million marketing allowance paid by Solvay Pharmaceuticals Marketing & Licensing AG in the second quarter and first half of 2003, respectively. Effective April 1, 2003, we amended certain terms of our co-promotion agreement with Reliant such that Reliant is responsible for its pro-rata share of the advertising and promotion costs incurred during 2003 related to the co-promoted products. As a result, we are able to increase the level of spending on advertising and promotion related to the co-promoted products during 2003. The terms of the amended co-promotion agreement also increased Reliant's interest in the net sales of the co-promoted products.

Amortization

        Amortization expense was $69.8 million in the second quarter of 2003 compared to $27.4 million in the second quarter of 2002, an increase of $42.4 million or 155%. Amortization expense was $132.0 million in the first half of 2003 compared to $53.2 million in the first half of 2002, an increase of $78.8 million or 148%. As a percentage of total revenue, amortization expense was 32% in both the second quarter and first half of 2003 compared to 15% in both the second quarter and first half of 2002.

        The increases in amortization expense in the second quarter and first half of 2003 compared to the corresponding periods of 2002 primarily reflected the incremental amortization of the interest in omeprazole, as well as the incremental amortization associated with other acquired intangible assets including acquired research and development.

Settlements

        In the second quarter of 2003, we negotiated an overall settlement with Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva, Mylan Pharmaceuticals Inc. ("Mylan") and Mylan Laboratories Inc. through which all pending actions relating to bioequivalent versions of Procardia XL ("Nifedical XL") and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. In addition, in the second quarter of 2003, we settled with Elan Corporation, plc ("Elan") with respect to the termination of our rights to Elan's 30 mg and 60 mg bioequivalent versions of Adalat CC. In the first quarter of 2003, we reached settlements with Eli Lilly and Company ("Lilly"), with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan, with respect to Mylan's breach of contract relating to its supply to us of its bioequivalent version of Verelan ("Verapamil").

        During the six months ended June 30, 2003, in relation to the matters described above, we recorded settlement payments of $34.1 million, mainly related to our lost profits on sales of Nifedical XL, Keftab and Verapamil and additional payments of $16.2 million, mainly related to a reduction in cost of goods sold, a reimbursement of legal and other expenses, and interest income. We recorded a $3.5 million increase in our provision for income taxes related to those items. In addition, we recorded a $14.6 million reduction in assets related to the recoverable value of the Keftab product right and the long-term receivable from Lilly.

OPERATING INCOME

        Operating income was $66.7 million in the second quarter of 2003 compared to $63.0 million in the second quarter of 2002, an increase of $3.7 million or 6%. Operating income was $119.1 million in the first half of 2003 compared to $106.9 million in the first half of 2002, an increase of $12.2 million or 11%.

        The increases in operating income in the second quarter and first half of 2003 compared to the corresponding periods of 2002 were mainly due the recognition of the aggregate value of the lower Zovirax

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supply price and our settlements with Pfizer et al, Elan, Lilly and Mylan, reduced by the incremental amortization associated with acquired research and development.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $1.6 million and $4.7 million in the second quarter and first half of 2003, respectively, compared to $1.0 million and $2.6 million in the second quarter and first half of 2002, respectively. Interest income included interest earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities.

        Interest expense was $9.5 million in the second quarter of 2003 compared to $10.1 million in the second quarter of 2002, a decrease of $0.6 million or 6%. Interest expense was $19.5 million in the first half of 2003 compared to $11.9 million in the first half of 2002, an increase of $7.6 million or 64%. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). In June 2002, we entered into three interest rate swap contracts, of aggregate $200 million notional amount, which involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts or payments relating to the interest rate swaps are recorded as an adjustment to interest expense.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $5.7 million and $10.4 million in the second quarter and first half of 2003, respectively, compared to $3.8 million and $6.9 million in the second quarter and first half of 2002, respectively. The low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. In addition, our effective tax rate was affected by the low profitability of our operations in the United States due to the expansion of our sales organization and sales and marketing expenses related to new product launches.

LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2003, we had cash and cash equivalents of $102.6 million compared to cash and cash equivalents of $56.1 million at December 31, 2002. We also maintain a $600 million revolving term credit facility, which may be used for general corporate purposes, including acquisitions. At June 30, 2003, we were in compliance with all financial and non-financial covenants associated with our credit facility. At June 30, 2003, we had advances of $254 million borrowed under our credit facility and we had a letter of credit with a balance of $77.2 million issued under our credit facility. The letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement.

        In the second quarter of 2003, cash provided by operating activities was $70.4 million comprising net income, after adjustments for items not involving cash, of $130.3 million and net changes in non-cash operating items that used cash of $59.9 million, mainly due to increases in accounts receivable and inventories, and decreases in accounts payable, accrued liabilities and deferred revenue. In the second quarter of 2002, cash provided by operating activities was $15.1 million comprising net income, after adjustments for items not involving cash, of $82.1 million and net changes in non-cash operating items that used cash of $67.0 million, mainly due to increases in accounts receivable and inventories and a decrease in deferred revenue, offset by increases in accounts payable and accrued liabilities.

20                                            Second Quarter 2003 Interim Report
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        In the first half of 2003, cash provided by operating activities was $174.2 million comprising net income, after adjustments for items not involving cash, of $239.0 million and net changes in non-cash operating items that used cash of $64.8 million, mainly due to increases in accounts receivable and inventories, and decreases in accounts payable, accrued liabilities and deferred revenue. In the first half of 2002, cash provided by operating activities was $126.5 million comprising net income, after adjustments for items not involving cash, of $151.9 million and net changes in non-cash operating items that used cash of $25.4 million, mainly due to increases in accounts receivable and inventories and a decrease in deferred revenue, offset by increases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $203.8 million in the second quarter of 2003 compared to $236.8 million in the second quarter of 2002. In the second quarter of 2003, we acquired $196.1 million of intangible assets including initial payments of $139.3 million for Ativan® and Isordil®, $33 million relative to the interest in omeprazole and an initial payment of $21.2 million for the Athpharma cardiovascular products. In the second quarter of 2002, we acquired $156.3 million of intangible assets including initial payments of $155.6 million for Vasotec® and Vaseretic®. Additions to property, plant and equipment were $8.2 million in the second quarter of 2003 compared to $12.3 million in the second quarter of 2002. In the second quarter of 2003, we advanced an additional $5 million, for a total of $35 million, to Reliant under its secured credit facility with us. In the second quarter of 2003, we acquired long-term investments of $4.5 million including an additional $3.5 million equity investment in DepoMed, Inc. In the second quarter of 2002, we made an equity investment in Ethypharm S.A. ("Ethypharm") of $68.2 million. In the second quarter of 2003, we recorded $10 million of the Lilly settlement payment, related to the recoverable value of the Keftab product rights, as proceeds on the disposal of intangible assets.

        Net cash used in investing activities was $212.2 million in the first half of 2003 compared to $474.4 million in the first half of 2002. In the first half of 2002, we acquired $383.3 million of intangible assets comprising the initial payments for Vasotec® and Vaseretic®, $133.4 million for Zovirax and $94.3 million for Teveten®. Additions to property, plant and equipment were $16.6 million in the first half of 2003 compared to $20.4 million in the first half of 2002. In the first half of 2002, we acquired long-term investments of $70.7 million comprising the equity investment in Ethypharm and an equity investment in Procyon Biopharma Inc. of $2.5 million.

        Net cash provided by financing activities was $222.3 million in the second quarter of 2003 compared to net cash used in financing activities of $175.1 million in the second quarter of 2002. Proceeds from the issuance of common shares on the exercise of stock options and warrants were $8.6 million in the second quarter of 2003 compared to $2.4 million in the second quarter of 2002. In the second quarter of 2002, we repurchased 5.6 million of our common shares on the open market, under our stock repurchase program, at an average purchase price of $33.95 per share for total consideration of $191.7 million. We borrowed $244.0 million under our credit facility in the second quarter of 2003 compared to $35.0 million in the second quarter of 2002. In the second quarter of 2003, we repaid $30.4 million of long-term obligations comprising $17.5 million of the Wellbutrin® obligation and $12.9 million of the Vasotec® obligation. In the second quarter of 2002, we repaid $20.7 million of long-term obligations comprising $17.2 million of the Vasotec® obligation and $3.5 million of the Adalat obligation.

        Net cash provided by financing activities was $83.9 million in the first half of 2003 compared to net cash used in financing activities of $51.5 million in the first half of 2002. Proceeds from the issuance of common shares on the exercise of stock options and warrants were $10.3 million in the first half of 2003 compared to $6.0 million in the first half of 2002. In the first half of 2002, we repurchased 11.0 million of our common shares on the open market, under our stock repurchase program, at an average purchase price of $41.60 per share for total consideration of $452.0 million. We borrowed $144.0 million under our credit facility in the first half of

21                                            Second Quarter 2003 Interim Report
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2003. In the first half of 2003, we repaid $70.4 million of long-term obligations comprising $40 million of the Zovirax obligation and the repayments of the Wellbutrin® and Vasotec® obligations. In the first half of 2002, we repaid $24.7 million of long-term obligations comprising the repayment of the Vasotec® obligation and $7.5 million of the Adalat obligation. In the first half of 2002, we received net proceeds of $384.3 million on the issue of our Notes.

        Overall, our cash and cash equivalents increased by $89.4 million in the second quarter of 2003 and decreased by $396.8 million in the second quarter of 2002. Overall, our cash and cash equivalents increased by $46.5 million in the first half of 2003 and decreased by $399.4 million in the first half of 2002.

Obligations and other matters

        At June 30, 2003, we had total long-term obligations of $827.0 million, including the current portion thereof, which included the carrying value of our Notes of $397.5 million, borrowings under our credit facility of $254 million and obligations related to the acquisitions of intangible assets of aggregate $169.5 million.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the U.S. Securities and Exchange Commission ("SEC") under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        At June 30, 2003, we had a balance of $424.4 million available under our base shelf prospectus to offer at our discretion. Our base shelf prospectus will expire in December 2003.

        We believe that the cash expected to be generated by our operations during 2003 along with existing capital resources and sources of financing will be sufficient to support our remaining 2003 operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due.

        In April 2003, we entered into an agreement with Athpharma to acquire four cardiovascular products under development for $44.2 million. The four products under development are Bisochron (bisoprolol), a beta-1 selective beta-blocker formulation for the treatment of hypertension, Isochron (isosorbide-5-mononitrate), a long-acting nitrate formulation for the treatment of angina, and Hepacol I (pravastatin) and Hepacol II (simvastatin), two liver-selective statin formulations for the treatment of high cholesterol.

        In May 2003, in connection with our acquisition of Ativan® and Isordil®, we also acquired a license to use certain technologies relating to Wyeth's Canadian sublingual version of Ativan® to develop new Ativan® sublingual products to be sold in the United States. The purchase price for Ativan® and Isordil® included $40 million allocated to the Ativan® sublingual products under development. As of August 29, 2003, the purchase price allocation for Ativan® and Isordil® has not been finalized. We are in the process of obtaining a third party valuation of the acquired assets and expect to receive the final valuation report during the third quarter of 2003. Accordingly, the preceding purchase price allocated to the sublingual products could be subject to adjustment.

        At the dates of acquisition, the acquired products were in various stages of completion, had not reached technological feasibility and had no known alternative future uses. In addition, none of the acquired products had been submitted for approval by the FDA. Consequently, there was considerable uncertainty as to the technological feasibility of the acquired products at the dates of acquisition. The research being undertaken on

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the acquired products relates specifically to developing novel formulations of the associated molecules. We do not foresee any alternative future benefit from the acquired research and development other than specifically related to the acquired products under development. There is significant technological and regulatory approval risk associated with the acquired products under development. The completion of the acquired products will require significant amounts of future time and effort, as well as additional development costs, which we will incur. We estimate that our share of the aggregate costs to complete the cardiovascular products will be $20 million and that our costs to complete the sublingual products will be $23.5 million. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the acquired products under development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, we will not receive any benefits unless regulatory approval is obtained. Accordingly, the consideration for the acquired products was allocated to acquired research and development, which will be amortized over an estimated useful life of five years.

        In June 2003, we agreed to increase our total commitment to the credit facility established in favour of Reliant from $40 million to $70 million. At August 29, 2003, we had advanced a total of $70 million to Reliant under the credit facility.

        In July 2003, we established a limited liability company together with Pharma Pass II, LLC ("PPII") to develop super-bioavailable formulations of Coreg, Flomax and Teveten®. Coreg (carvedilol) is a beta-blocker indicated for the treatment of congestive heart failure and Flomax (tamsulosin) is indicated for the treatment of benign prostatic hyperplasia. PPII contributed all of its intellectual property relating to those products for a 51% interest in the company and we contributed cash in the amount of $30.1 million for a 49% interest in the company.

        In August 2003, we entered into a lease for 110,000 square feet of office space in Bridgewater, NJ where we will be establishing our U.S. head office. Certain sales and marketing, and research and development personal will be relocated to the new facility. We expect to complete this transition prior to the end of 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal and, accordingly, we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External

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independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. Our credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, therefore, the fair values of those obligations are affected by changes in interest rates.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate.

        Based on our overall interest rate exposure at June 30, 2003, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been declines in their fair values. A 10% change in the aggregate fair values of our investments would have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2002, The Canadian Institute of Chartered Accountants ("CICA") issued EIC No. 132, "Share Purchase Financing". EIC No. 132 establishes the accounting treatment for share purchase loans between an enterprise and its employees, officers, directors or other persons. EIC No. 132 is effective for fiscal years beginning on or after January 1, 2003. The adoption of EIC No. 132 did not have a material effect on our financial position or results of operations.

        In February 2003, the CICA issued Accounting Guideline ("AcG") AcG No. 14, "Disclosures of Guarantees". AcG No. 14 establishes the disclosures to be made by a guarantor about its obligations under guarantees. AcG No. 14 is effective for fiscal years beginning on or after January 1, 2003. At June 30, 2003, we had no outstanding guarantees.

        In March 2003, the CICA issued EIC No. 134, "Accounting for Severance and Termination Benefits" and EIC No. 135, "Accounting for Costs Associated With Exit and Disposal Activities (Including Costs Incurred in a Restructuring). EIC No. 134 addresses the accounting treatment for severance and termination benefits both on an ongoing basis and in the context of exit and disposal activities and EIC No. 135 addresses the accounting treatment for costs incurred in connection with an exit or disposal activity. EIC Nos. 134 and 135 are effective for exit or disposal activities initiated after March 31, 2003. We will account for any future exit or disposal activities in accordance with EIC Nos. 134 and 135.

        In June 2003, the CICA issued AcG No. 15, "Consolidation of Variable Interest Entities". AcG No. 15 requires consolidation of a variable interest entity by the primary beneficiary of the entity's expected results of operations. AcG No. 15 also requires certain disclosures by all holders of a significant variable interest in a

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variable interest entity that are not the primary beneficiary. AcG No. 15 applies to annual and interim periods beginning on or after January 1, 2004. We are performing a review to determine if we are the primary beneficiary of any variable interest entities. We will complete this review in the third quarter of 2003. Provided that we are not the primary beneficiary, the maximum exposure to losses related to any entity that may be determined to be a variable interest entity is limited to the carrying amount of our investment in the entity.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this MD&A contain information that is not historical, these statements are essentially forward-looking. As such, these statements are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, production interruptions or supply delays at third party suppliers or at our own manufacturing facilities, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the securities commissions or other securities regulatory authorities in Canada, including the risks set forth in Item 3 of our Annual Information Form for the fiscal year ended December 31, 2002, and with the SEC.

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QuickLinks

BIOVAIL CORPORATION QUARTERLY REPORT
INDEX PART I — FINANCIAL INFORMATION
PART II — OTHER INFORMATION
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in U.S. dollars)
PART II — OTHER INFORMATION
SIGNATURES
  Exhibit 99.1
BIOVAIL CORPORATION SECOND QUARTER 2003 INTERIM REPORT FOR CANADIAN REGULATORY PURPOSES
BIOVAIL CORPORATION SECOND QUARTER 2003 INTERIM REPORT
INDEX
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS